FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







--------------------------------------------------------------------------------

                          UNITED STATES SECURITIES AND
                              EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 10-Q

                             ---------------------



(Mark One)

(X)   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

           FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005
                                OR


( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
        For the transition period from ________ to________


                         COMMISSION FILE NUMBER 1-8198

                             ---------------------

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



            DELAWARE                                      86-1052062
   (STATE OF INCORPORATION)                 (I.R.S. EMPLOYER IDENTIFICATION NO.)

2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS               60070
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE


                             ---------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes (X)     No ( )

     Indicate by check mark whether the registrant is an accelerated filer (as
defined in Rule 12b-2 of the Exchange Act).  Yes ( )     No (X)

     At July 31, 2005, there were 50 shares of the registrant's common stock outstanding, all of which were owned indirectly by HSBC Holdings plc.
--------------------------------------------------------------------------------


                            HSBC FINANCE CORPORATION

                                   FORM 10-Q

TABLE OF CONTENTS





PART I.          FINANCIAL INFORMATION
--------------------------------------------------------------------------------
Item 1.       Consolidated Financial Statements
              Statement of Income.........................................    3
              Balance Sheet...............................................    4
              Statement of Changes in Shareholders' Equity................    5
              Statement of Cash Flows.....................................    6
              Notes to Consolidated Financial Statements..................    7
Item 2.       Management's Discussion and Analysis of Financial Condition
                and Results of Operations
              Forward-Looking Statements..................................   18
              Executive Overview..........................................   18
              Basis of Reporting..........................................   22
              Receivables Review..........................................   23
              Results of Operations.......................................   24
              Segment Results - Managed Basis.............................   31
              Credit Quality..............................................   38
              Liquidity and Capital Resources.............................   43
              Risk Management.............................................   48
              Reconciliations to GAAP Financial Measures..................   50
Item 4.       Controls and Procedures.....................................   54

PART II.         OTHER INFORMATION
--------------------------------------------------------------------------------
Item 1.       Legal Proceedings...........................................   54
Item 5.       Other Information...........................................   56
Item 6.       Exhibits....................................................   57
Signature.................................................................   58


                                        2


PART I. FINANCIAL INFORMATION
--------------------------------------------------------------------------------
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME



                                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                  JUNE 30,             JUNE 30,
                                                             -------------------   -----------------
                                                               2005       2004      2005      2004
----------------------------------------------------------------------------------------------------
                                                                          (IN MILLIONS)
Finance and other interest income..........................   $3,139     $2,637    $6,089    $5,165
Interest expense...........................................    1,104        707     2,166     1,415
                                                              ------     ------    ------    ------
NET INTEREST INCOME........................................    2,035      1,930     3,923     3,750
Provision for credit losses................................    1,031        997     1,872     1,925
                                                              ------     ------    ------    ------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES......    1,004        933     2,051     1,825
                                                              ------     ------    ------    ------
Other revenues:
  Securitization revenue...................................       54        266       139       614
  Insurance revenue........................................      229        204       450       415
  Investment income........................................       33         30        66        71
  Derivative income........................................       76        124       336       176
  Fee income...............................................      354        242       660       507
  Taxpayer financial services revenue......................       18          6       261       212
  Other income.............................................      360        180       674       280
                                                              ------     ------    ------    ------
TOTAL OTHER REVENUES.......................................    1,124      1,052     2,586     2,275
                                                              ------     ------    ------    ------
Costs and expenses:
  Salaries and employee benefits...........................      526        457     1,023       942
  Sales incentives.........................................       90         90       172       168
  Occupancy and equipment expenses.........................       82         77       169       160
  Other marketing expenses.................................      185        131       365       263
  Other servicing and administrative expenses..............      143        198       401       424
  Support services from HSBC affiliates....................      217        196       426       373
  Amortization of intangibles..............................       83         79       190       195
  Policyholders' benefits..................................      116         93       238       206
                                                              ------     ------    ------    ------
TOTAL COSTS AND EXPENSES...................................    1,442      1,321     2,984     2,731
                                                              ------     ------    ------    ------
Income before income tax expense...........................      686        664     1,653     1,369
Income tax expense.........................................      214        231       555       466
                                                              ------     ------    ------    ------
NET INCOME.................................................   $  472     $  433    $1,098    $  903
                                                              ======     ======    ======    ======


The accompanying notes are an integral part of the consolidated financial statements.

                                        3

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

                                                               JUNE 30,         DECEMBER 31,
                                                                 2005               2004
----------------------------------------------------------------------------------------------
                                                              (IN MILLIONS, EXCEPT SHARE DATA)
ASSETS
Cash........................................................   $    512           $    392
Interest bearing deposits with banks........................        413                603
Securities purchased under agreements to resell.............        421              2,651
Securities..................................................      4,014              3,645
Receivables, net............................................    116,495            104,815
Intangible assets, net......................................      2,491              2,705
Goodwill....................................................      6,799              6,856
Properties and equipment, net...............................        470                487
Real estate owned...........................................        459                587
Derivative financial assets.................................      1,698              4,049
Other assets................................................      3,971              3,400
                                                               --------           --------
TOTAL ASSETS................................................   $137,743           $130,190
                                                               ========           ========
LIABILITIES
Debt:
  Deposits..................................................   $     38           $     47
  Commercial paper, bank and other borrowings...............     10,645              9,013
  Due to affiliates.........................................     16,408             13,789
  Long term debt (with original maturities over one year)...     87,044             85,378
                                                               --------           --------
Total debt..................................................    114,135            108,227
Insurance policy and claim reserves.........................      1,295              1,303
Derivative related liabilities..............................        397                432
Other liabilities...........................................      3,427              3,287
                                                               --------           --------
  TOTAL LIABILITIES.........................................    119,254            113,249
SHAREHOLDERS' EQUITY
Redeemable preferred stock, 1,501,100 shares authorized:
     Series A, $0.01 par value, 1,100 shares issued, held by
      HSBC Investments (North America) Inc. ................      1,100              1,100
     Series B, $0.01 par value, 575,000 shares issued at
      June 30, 2005.........................................        575                  -
Common shareholder's equity:
     Common stock, $0.01 par value, 100 shares authorized,
      50 shares issued......................................          -                  -
     Additional paid-in capital.............................     14,662             14,627
     Retained earnings......................................      1,632                571
     Accumulated other comprehensive income.................        520                643
                                                               --------           --------
TOTAL COMMON SHAREHOLDER'S EQUITY...........................     16,814             15,841
                                                               --------           --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $137,743           $130,190
                                                               ========           ========


The accompanying notes are an integral part of the consolidated financial statements.

                                        4

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



SIX MONTHS ENDED JUNE 30,                                      2005      2004
-------------------------------------------------------------------------------
                                                                (IN MILLIONS)
PREFERRED STOCK
  Balance at beginning of period............................  $ 1,100   $ 1,100
  Issuance of Series B preferred stock......................      575         -
                                                              -------   -------
  Balance at end of period..................................  $ 1,675   $ 1,100
                                                              =======   =======
COMMON SHAREHOLDER'S EQUITY
  ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.........................  $14,627   $14,645
     Issuance costs of Series B preferred stock.............      (16)        -
     Return of capital......................................      (13)      (14)
     Employee benefit plans and other.......................       64        12
                                                              -------   -------
     Balance at end of period...............................  $14,662   $14,643
                                                              -------   -------
  RETAINED EARNINGS
     Balance at beginning of period.........................  $   571   $ 1,303
     Net income.............................................    1,098       903
     Dividends:
       Preferred stock......................................      (37)      (36)
                                                              -------   -------
     Balance at end of period...............................  $ 1,632   $ 2,170
                                                              -------   -------
  ACCUMULATED OTHER COMPREHENSIVE INCOME
     Balance at beginning of period.........................  $   643   $   443
     Net change in unrealized gains (losses) on:
       Derivatives classified as cash flow hedges...........       44       107
       Securities available for sale and interest-only strip
        receivables.........................................       15        (4)
     Foreign currency translation adjustments...............     (182)       20
                                                              -------   -------
     Other comprehensive income, net of tax.................     (123)      123
                                                              -------   -------
     Balance at end of period...............................  $   520   $   566
                                                              -------   -------
TOTAL COMMON SHAREHOLDER'S EQUITY...........................  $16,814   $17,379
                                                              -------   -------
COMPREHENSIVE INCOME
  Net income................................................  $ 1,098   $   903
  Other comprehensive income................................     (123)      123
                                                              -------   -------
COMPREHENSIVE INCOME........................................  $   975   $ 1,026
                                                              =======   =======


The accompanying notes are an integral part of the consolidated financial statements.

                                        5

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS



SIX MONTHS ENDED JUNE 30,                                       2005       2004
---------------------------------------------------------------------------------
                                                                 (IN MILLIONS)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $  1,098   $    903
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Provision for credit losses...............................     1,872      1,925
  Insurance policy and claim reserves.......................      (142)       (69)
  Depreciation and amortization.............................       257        253
  Net change in interest-only strip receivables.............       174        288
  Net change in other assets................................      (620)      (315)
  Net change in other liabilities...........................       224       (289)
  Other, net................................................      (233)      (541)
                                                              --------   --------
Net cash provided by (used in) operating activities.........     2,630      2,155
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Securities:
  Purchased.................................................      (363)      (971)
  Matured...................................................       224      1,078
  Sold......................................................        79        497
Net change in interest bearing deposits with banks..........      (317)       571
Net change in short-term securities available for sale......       170      3,296
Net change in securities purchased under agreements to
  resell....................................................     2,230       (341)
Receivables:
  Originations, net of collections..........................   (29,896)   (26,068)
  Purchases and related premiums............................       (38)      (542)
  Initial and fill-up securitizations.......................     5,189     16,719
  Sales to affiliates.......................................     9,885        856
Properties and equipment:
  Purchases.................................................       (42)       (32)
  Sales.....................................................         2          1
                                                              --------   --------
Net cash provided by (used in) investing activities.........   (12,877)    (4,936)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Debt:
  Net change in short-term debt and deposits................     1,632      1,105
  Net change in time certificates...........................        (2)      (155)
  Net change in due to affiliates...........................     3,164      1,122
  Long term debt issued.....................................    16,450      7,630
  Long term debt retired....................................   (11,231)    (7,316)
Redemption of company obligated mandatorily redeemable
  preferred securities of subsidiary trusts.................      (309)         -
Insurance:
  Policyholders' benefits paid..............................       (68)       (89)
  Cash received from policyholders..........................       181        121
Issuance of Series B preferred stock........................       559          -
                                                              --------   --------
Net cash provided by (used in) financing activities.........    10,376      2,418
                                                              --------   --------
Effect of exchange rate changes on cash.....................        (9)        10
                                                              --------   --------
Net change in cash..........................................       120       (353)
Cash at beginning of period.................................       392        463
                                                              --------   --------
CASH AT END OF PERIOD.......................................  $    512   $    110
                                                              ========   ========


The accompanying notes are an integral part of the consolidated financial statements.

                                        6


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

HSBC Finance Corporation is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is a wholly owned subsidiary of HSBC Holdings plc ("HSBC"). The accompanying unaudited interim consolidated financial statements of HSBC Finance Corporation and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. HSBC Finance Corporation may also be referred to in this Form 10-Q as "we," "us" or "our." These unaudited interim consolidated financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"). Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Interim results should not be considered indicative of results in future periods.

Interim financial statement disclosures required by U.S. GAAP regarding segments are included in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of this Form 10-Q.

2.  SECURITIES
--------------------------------------------------------------------------------

Securities consisted of the following available-for-sale investments:

                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED    FAIR
JUNE 30, 2005                                            COST        GAINS        LOSSES     VALUE
---------------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Corporate debt securities............................   $2,562        $52          $(18)     $2,596
Money market funds...................................      268          -             -         268
U.S. government sponsored enterprises(1).............       84          -            (1)         83
U.S. government and federal agency debt securities...      593          2            (2)        593
Non-government mortgage backed securities............      109          -             -         109
Other................................................      332          3            (4)        331
                                                        ------        ---          ----      ------
Subtotal.............................................    3,948         57           (25)      3,980
Accrued investment income............................       34          -             -          34
                                                        ------        ---          ----      ------
Total securities available for sale..................   $3,982        $57          $(25)     $4,014
                                                        ======        ===          ====      ======


                                        7




                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED    FAIR
DECEMBER 31, 2004                                        COST        GAINS        LOSSES     VALUE
---------------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)

Corporate debt securities............................   $2,520        $27          $(14)     $2,533
Money market funds...................................      230          -             -         230
U.S. government sponsored enterprises(1).............       49          -             -          49
U.S. government and federal agency debt securities...      344          -            (3)        341
Non-government mortgage backed securities............       74          -            (1)         73
Other................................................      385          1            (3)        383
                                                        ------        ---          ----      ------
Subtotal.............................................    3,602         28           (21)      3,609
Accrued investment income............................       36          -             -          36
                                                        ------        ---          ----      ------
Total securities available for sale..................   $3,638        $28          $(21)     $3,645
                                                        ======        ===          ====      ======


---------------

(1) Includes primarily mortgage-backed securities issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.

A summary of gross unrealized losses and related fair values as of June 30, 2005 and December 31, 2004, classified as to the length of time the losses have existed follows:



                                      LESS THAN ONE YEAR                       GREATER THAN ONE YEAR
                            ---------------------------------------   ---------------------------------------
                                           GROSS        AGGREGATE                    GROSS        AGGREGATE
                            NUMBER OF    UNREALIZED   FAIR VALUE OF   NUMBER OF    UNREALIZED   FAIR VALUE OF
JUNE 30, 2005               SECURITIES     LOSSES      INVESTMENTS    SECURITIES     LOSSES      INVESTMENTS
-------------------------------------------------------------------------------------------------------------
                                                        (DOLLARS ARE IN MILLIONS)
Corporate debt
  securities..............     137          $(3)          $283           325          $(15)         $833
U.S. government sponsored
  enterprises.............      31           (1)            74             -             -             -
U.S. government and
  federal agency debt
  securities..............       -            -              -            34            (2)          112
Other.....................       -            -              -            48            (4)          232




                                      LESS THAN ONE YEAR                       GREATER THAN ONE YEAR
                            ---------------------------------------   ---------------------------------------
                                           GROSS        AGGREGATE                    GROSS        AGGREGATE
                            NUMBER OF    UNREALIZED   FAIR VALUE OF   NUMBER OF    UNREALIZED   FAIR VALUE OF
DECEMBER 31, 2004           SECURITIES     LOSSES      INVESTMENTS    SECURITIES     LOSSES      INVESTMENTS
-------------------------------------------------------------------------------------------------------------
                                                              (IN MILLIONS)

Corporate debt
  securities..............     254          $(6)          $636           218          $(8)          $647
U.S. government and
  federal agency debt
  securities..............       -            -              -            61           (3)           278
Non-government mortgage
  backed securities.......       -            -              -             3           (1)             6
Other.....................      21           (2)           114            42           (1)           130


The gross unrealized losses on our securities available for sale have increased slightly due to a general increase in short- and medium-term interest rates during the six months ended June 30, 2005. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than the par value of the investment. Since substantially all of these securities are rated A- or better, and because we have the ability and intent to hold these investments until maturity or a market price recovery, these securities are not considered other than temporarily impaired.

                                        8


3.  RECEIVABLES
--------------------------------------------------------------------------------

Receivables consisted of the following:


                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Real estate secured.........................................  $ 71,930     $ 64,820
Auto finance................................................     8,997        7,544
MasterCard(1)/Visa(1).......................................    17,421       14,635
Private label...............................................     2,905        3,411
Personal non-credit card....................................    17,255       16,128
Commercial and other........................................       253          317
                                                              --------     --------
Total owned receivables.....................................   118,761      106,855
Purchase accounting fair value adjustments..................       134          201
Accrued finance charges.....................................     1,548        1,394
Credit loss reserve for owned receivables...................    (3,756)      (3,625)
Unearned credit insurance premiums and claims reserves......      (580)        (631)
Interest-only strip receivables.............................       151          323
Amounts due and deferred from receivable sales..............       237          298
                                                              --------     --------
Total owned receivables, net................................   116,495      104,815
Receivables serviced with limited recourse..................     8,980       14,225
                                                              --------     --------
Total managed receivables, net..............................  $125,475     $119,040
                                                              ========     ========


---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

Purchase accounting fair value adjustments represent adjustments which have been "pushed down" to record our receivables at fair value on March 28, 2003, the date we were acquired by HSBC.

Interest-only strip receivables are reported net of our estimate of probable losses under the recourse provisions for receivables serviced with limited recourse. Our estimate of the recourse obligation totaled $525 million at June 30, 2005 and $890 million at December 31, 2004. Interest-only strip receivables also included fair value mark-to-market adjustments, which increased the balance by $78 million at June 30, 2005 and $76 million at December 31, 2004.

Receivables serviced with limited recourse consisted of the following:

                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Real estate secured.........................................   $    -      $    81
Auto finance................................................    1,819        2,679
MasterCard/Visa.............................................    4,752        7,583
Personal non-credit card....................................    2,409        3,882
                                                               ------      -------
Total.......................................................   $8,980      $14,225
                                                               ======      =======


                                        9


The combination of receivables owned and receivables serviced with limited recourse, which comprises our managed portfolio, is shown below:



                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

Real estate secured.........................................  $ 71,930     $ 64,901
Auto finance................................................    10,816       10,223
MasterCard/Visa.............................................    22,173       22,218
Private label...............................................     2,905        3,411
Personal non-credit card....................................    19,664       20,010
Commercial and other........................................       253          317
                                                              --------     --------
Total.......................................................  $127,741     $121,080
                                                              ========     ========


4.  CREDIT LOSS RESERVES
--------------------------------------------------------------------------------

An analysis of credit loss reserves was as follows:

                                                          THREE MONTHS ENDED   SIX MONTHS ENDED
                                                               JUNE 30,            JUNE 30,
                                                          ------------------   -----------------
                                                           2005       2004      2005      2004
------------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Owned receivables:
  Credit loss reserves at beginning of period...........  $3,581    $ 3,753    $ 3,625   $ 3,793
  Provision for credit losses...........................   1,031        997      1,872     1,925
  Charge-offs...........................................    (961)    (1,057)    (1,914)   (2,108)
  Recoveries............................................     117         92        207       172
  Other, net............................................     (12)        10        (34)       13
                                                          ------    -------    -------   -------
  Credit loss reserves for owned receivables............   3,756      3,795      3,756     3,795
                                                          ------    -------    -------   -------
Receivables serviced with limited recourse:
  Credit loss reserves at beginning of period...........     661      2,159        890     2,374
  Provision for credit losses...........................      52        148         82       401
  Charge-offs...........................................    (201)      (426)      (472)     (925)
  Recoveries............................................      17         24         33        52
  Other, net............................................      (4)        (1)        (8)        2
                                                          ------    -------    -------   -------
  Credit loss reserves for receivables serviced with
     limited recourse...................................     525      1,904        525     1,904
                                                          ------    -------    -------   -------
Credit loss reserves for managed receivables............  $4,281    $ 5,699    $ 4,281   $ 5,699
                                                          ======    =======    =======   =======


The provision for credit losses on owned receivables and overall reserve levels in 2005 reflect the impact of the bulk sale of our domestic private label receivables to HSBC Bank USA, National Association ("HSBC Bank USA") in December 2004 as well as the impact of receivable growth. Reductions to the provision for credit losses and overall reserve levels on receivables serviced with limited recourse in 2005 reflect the impact of the bulk sale discussed above, as well as the impact of reduced securitization levels, including our decision to structure new collateralized funding transactions as secured financings.

Further analysis of credit quality and credit loss reserves and our credit loss reserve methodology are presented in Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-Q under the caption "Credit Quality."

                                        10


5.  INTANGIBLE ASSETS
--------------------------------------------------------------------------------

Intangible assets consisted of the following:

                                                                       ACCUMULATED    CARRYING
                                                              GROSS    AMORTIZATION    VALUE
----------------------------------------------------------------------------------------------
                                                                       (IN MILLIONS)
JUNE 30, 2005
Purchased credit card relationships and related programs....  $1,696       $462        $1,234
Retail services merchant relationships......................     270        122           148
Other loan related relationships............................     326         87           239
Trade names.................................................     717          -           717
Technology, customer lists and other contracts..............     281        128           153
                                                              ------       ----        ------
Total.......................................................  $3,290       $799        $2,491
                                                              ======       ====        ======

DECEMBER 31, 2004
Purchased credit card relationships and related programs....  $1,723       $355        $1,368
Retail services merchant relationships......................     270         95           175
Other loan related relationships............................     326         71           255
Trade names.................................................     718          -           718
Technology, customer lists and other contracts..............     281         92           189
                                                              ------       ----        ------
Total.......................................................  $3,318       $613        $2,705
                                                              ======       ====        ======


Estimated amortization expense associated with our intangible assets for each of the following years is as follows:


YEAR ENDING DECEMBER 31,
---------------------------------------------------------------------------
                                                              (IN MILLIONS)
2005........................................................      $351
2006........................................................       343
2007........................................................       325
2008........................................................       230
2009........................................................       122
Thereafter..................................................       366


6.  GOODWILL
--------------------------------------------------------------------------------

Goodwill balances associated with our foreign businesses will change from period to period due to movements in foreign exchange. Since the one-year anniversary of our acquisition by HSBC was completed in the first quarter of 2004, no further acquisition-related adjustments to our goodwill balance will occur, except for changes in estimates of the tax basis in our assets and liabilities or other tax estimates recorded at the date of our acquisition by HSBC, pursuant to Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes." During the second quarter of 2005, we reduced our goodwill balance by approximately $11 million as a result of such changes in tax estimates.

As part of ongoing integration efforts with HSBC, we have begun working with HSBC to determine if funding synergies and management efficiencies could be achieved by transferring our U.K. and European operations to a U.K. based subsidiary of HSBC. As required by SFAS No. 142, "Goodwill and Other Intangible Assets," we performed an interim goodwill impairment test for our U.K. and European operations during the second quarter of 2005. As the estimated fair value of our U.K. and European operations exceeded its carrying amount, we concluded that the related goodwill assigned to this reporting unit was not impaired. As of the date

                                        11


of this filing, a decision has not been made regarding the potential transfer of the U.K. and European operations.

7.  INCOME TAXES
--------------------------------------------------------------------------------

Our effective tax rates were as follows:

                                                              THREE MONTHS    SIX MONTHS
                                                                  ENDED          ENDED
                                                                JUNE 30,       JUNE 30,
                                                              -------------   -----------
                                                              2005    2004    2005   2004
-----------------------------------------------------------------------------------------
Effective tax rate..........................................  31.2%   34.8%   33.6%  34.0%


The decrease in the effective tax rate in both periods is primarily due to lower state tax rates, partially offset by higher pretax income without a corresponding increase in low income housing tax credits. The effective tax rate differs from the statutory federal income tax rate primarily because of the effects of state and local income taxes and tax credits.

8.  REDEEMABLE PREFERRED STOCK
--------------------------------------------------------------------------------

We have 1,501,100 shares of preferred stock authorized for issuance. In March 2003, 1,100 shares of Series A Cumulative Preferred Stock were issued to HSBC and are now held by HSBC Investments (North America) Inc. In June 2005, we issued 575,000 shares of 6.36% Non-Cumulative Preferred Stock, Series B ("Series B Preferred Stock"). Dividends on the Series B Preferred Stock are non-cumulative and payable quarterly at a rate of 6.36 percent commencing September 15, 2005. The Series B Preferred Stock may be redeemed at our option after June 23, 2010 at $1,000 per share, plus accrued dividends. The redemption and liquidation value is $1,000 per share plus accrued and unpaid dividends. The holders of Series B Preferred Stock are entitled to payment before any capital distribution is made to the common shareholder and have no voting rights except for the right to elect two additional members to the board of directors in the event that dividends have not been declared and paid for six quarters, or as otherwise provided by law. Additionally, as long as any shares of the Series B Preferred Stock are outstanding, the authorization, creation or issuance of any class or series of stock which would rank prior to the Series B Preferred Stock with respect to dividends or amounts payable upon liquidation or dissolution of HSBC Finance Corporation must be approved by at least two-thirds of the shares of Series B Preferred Stock outstanding at that time. Related issuance costs of $16 million have been recorded as a reduction of additional paid-in capital.

9.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

In the normal course of business, we conduct transactions with HSBC and its subsidiaries. These transactions include funding arrangements, purchases and sales of receivables, servicing arrangements, information technology services, item and statement processing services, banking and other miscellaneous services. The following tables present related party balances and the income and (expense) generated by related party transactions:

                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
ASSETS, (LIABILITIES) AND EQUITY:
Derivative financial assets, net............................  $  1,220     $  3,297
Other assets................................................     1,532          604
Due to affiliates...........................................   (16,408)     (13,789)
Other liabilities...........................................      (273)        (168)
Series A preferred stock....................................     1,100        1,100


                                        12


                                                              THREE MONTHS     SIX MONTHS
                                                                  ENDED           ENDED
                                                                JUNE 30,        JUNE 30,
                                                              -------------   -------------
                                                              2005    2004    2005    2004
-------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
INCOME/(EXPENSE):
Interest expense on borrowings from HSBC and subsidiaries...  $(134)  $ (66)  $(285)  $(118)
Interest income on advances to HSBC affiliates..............      7       -      11       -
HSBC Bank USA:
  Real estate secured servicing revenues....................      4       3       8       6
  Real estate secured sourcing, underwriting and pricing
     revenues...............................................      1       2       2       2
  Gain on daily sale of domestic private label receivable
     originations...........................................    100       -     192       -
  Gain on sale of real estate secured and MasterCard/Visa
     receivables............................................      9       -      17       -
  Taxpayer financial services loan origination fees.........     (1)      -     (15)      -
  Domestic private label receivable servicing fees..........     89       -     181       -
  Other servicing, processing, origination and support
     revenues...............................................      6       3      14       5
Support services from HSBC affiliates, primarily HSBC
  Technology and Services (USA) Inc. ("HTSU")...............   (217)   (196)   (426)   (374)
HTSU:
  Rental revenue............................................      8       8      18      16
  Administrative services revenue...........................      7       5      12       8
Other income from HSBC affiliates...........................      1       -       3       -


The notional value of derivative contracts outstanding with HSBC subsidiaries totaled $58.4 billion at June 30, 2005 and $62.6 billion at December 31, 2004. Affiliate swap counterparties provide collateral in the form of securities, which are not recorded on our balance sheet. At June 30, 2005, the fair value of our agreements with affiliate counterparties was below the level requiring payment of collateral. As such at June, 30, 2005, we were not holding any swap collateral from HSBC affiliates in the form of securities. At December 31, 2004, affiliate swap counterparties had provided collateral in the form of securities, which were not recorded on our balance sheet, totaling $2.2 billion.

We have extended a line of credit of $2 billion to HSBC USA, Inc. at interest rates comparable to third-party rates for a line of credit with similar terms. The balance outstanding under this line was $.6 billion at June 30, 2005 and December 31, 2004 and is included in other assets. Interest income associated with this line of credit is recorded in interest income and reflected as interest income on HSBC USA, Inc. advances in the table above.

We extended a revolving line of credit of $.5 billion to HTSU on June 28, 2005 at interest rates comparable to third-party rates for a line of credit with similar terms. The balance outstanding under this line of credit was $.4 billion at June 30, 2005 and is included in other assets.

We extended a promissory note of $.5 billion to HSBC Securities (USA) Inc. ("HSI") on June 27, 2005 at interest rates comparable to third-party rates for a note with similar terms. The entire $.5 billion note was outstanding at June 30, 2005 and included in other assets. This line of credit was repaid during July 2005.

We extended a line of credit of $.4 billion to HSBC Investments (North America) Inc. on March 31, 2005 which was repaid during the second quarter of 2005. This line of credit was at interest rates comparable to third-party rates for a line of credit with similar terms.

Due to affiliates also includes amounts owed to subsidiaries of HSBC (other than preferred stock). This funding was at interest rates (both the underlying benchmark rate and credit spreads) comparable to third-party rates for debt with similar maturities.

At June 30, 2005, we had revolving credit facilities of $2.5 billion from HSBC domestically and $10.0 billion from HSBC in the U.K., of which $6.9 billion was outstanding under the U.K. lines and no balances were

                                        13


outstanding on the domestic lines. As of December 31, 2004, $7.4 billion was outstanding under the U.K. lines and no balances were outstanding on the domestic lines. Annual commitment fee requirements to support availability of these lines are paid on a quarterly basis. Expense recognized for commitment fees totaled $.4 million for the three months ended June 30, 2005 and 2004, and $.8 million for the six months ended June 30, 2005 and 2004. Commitment fee expense is included as a component of interest expense.

In the first quarter of 2004, we sold approximately $.9 billion of real estate secured receivables from our mortgage services business to HSBC Bank USA and recorded a pre-tax gain of $15 million on the sale. Under a separate servicing agreement, we have agreed to service all real estate secured receivables sold to HSBC Bank USA including all future business they purchase from our correspondents. As of June 30, 2005, we were servicing $5.1 billion of real estate secured receivables for HSBC Bank USA. We also received fees from HSBC Bank USA pursuant to a service level agreement under which we sourced, underwrote and priced $.5 billion of real estate secured receivables purchased by HSBC Bank USA during the three months ended June 30, 2005 and $1.1 billion during the three months ended June 30, 2004. We sourced, underwrote and priced $1.1 billion of real estate secured receivables purchased by HSBC Bank USA during the six months ended June 30, 2005 and $1.5 billion during the six months ended June 30, 2004. These revenues have been recorded as other income and are reflected as real estate secured servicing revenues and real estate secured sourcing, underwriting and pricing revenues from HSBC Bank USA in the above table.

In December 2004, we sold our domestic private label receivable portfolio, including the retained interests associated with our securitized domestic private label receivables, to HSBC Bank USA. We continue to service the sold private label receivables and receive servicing fee income from HSBC Bank USA for these services. As of June 30, 2005, we were servicing $15.1 billion of domestic private label receivables for HSBC Bank USA. Servicing fee income from HSBC Bank USA received for the three month period ended June 30, 2005 of $89 million and $181 million for the six months ended June 30, 2005 is included in the table above as a component of other servicing, processing, origination and support revenues from HSBC Bank USA. We continue to maintain the related customer account relationships and, therefore, sell new domestic private label receivable originations to HSBC Bank USA on a daily basis. We sold $4,685 million of private label receivables to HSBC Bank USA during the three months ended June 30, 2005 and $8,938 million in the year-to-date period. The gains associated with the sale of these receivables are reflected in the table above and are recorded in other income.

Under several service level agreements, we also provide services to HSBC Bank USA. These services include credit card servicing and processing activities through our credit card services business, loan origination and servicing through our auto finance business and other operational and administrative support. Fees received for these services are reported as other income and are included in the table above as a component of other servicing, processing, origination and support revenues from HSBC Bank USA.

During 2003, Household Capital Trust VIII issued $275 million in mandatorily redeemable preferred securities to HSBC. Interest expense recorded on the underlying junior subordinated notes totaled $4 million during both three month periods ended June 30, 2005 and 2004 and $8 million for both six month periods ended June 30, 2005 and 2004. The interest expense for the Household Capital Trust VIII is included in interest expense on borrowings from HSBC and subsidiaries in the table above.

During the third quarter of 2004, our Canadian business began to originate and service auto loans for an HSBC affiliate in Canada. Fees received for these services of $1 million for the three months ended June 30, 2005 and $3 million for the six months ended June 30, 2005 are included in other income and are reflected in other income from HSBC affiliates in the above table.

Effective October 1, 2004, HSBC Bank USA became the originating lender for loans initiated by our taxpayer financial services business for clients of various third party tax preparers. We purchase the loans originated by HSBC Bank USA daily for a fee. Origination fees paid to HSBC Bank USA totaled $1 million during the three months ended June 30, 2005 and $15 million during the six months ended June 30, 2005. These origination fees are included as an offset to taxpayer financial services revenue and are reflected as taxpayer financial services loan origination fees in the above table.

                                        14


On July 1, 2004, HSBC Bank Nevada, National Association ("HOBN"), formerly known as Household Bank (SB), N.A., purchased the account relationships associated with $970 million of MasterCard and Visa credit card receivables from HSBC Bank USA for approximately $99 million, which are included in intangible assets. The receivables continue to be owned by HSBC Bank USA. Originations of new accounts and receivables are made by HOBN and new receivables are sold daily to HSBC Bank USA. We sold $480 million of credit card receivables to HSBC Bank USA during the three months ended June 30, 2005 and $947 million in the year-to-date period. The gains associated with the sale of these receivables are reflected in the table above and are recorded in other income.

Effective January 1, 2004, our technology services employees, as well as technology services employees from other HSBC entities in North America, were transferred to HTSU. In addition, technology related assets and software purchased subsequent to January 1, 2004 are generally purchased and owned by HTSU. Technology related assets owned by HSBC Finance Corporation prior to January 1, 2004 currently remain in place and were not transferred to HTSU. In addition to information technology services, HTSU also provides certain item processing and statement processing activities to us pursuant to a master service level agreement. Support services from HSBC affiliates includes services provided by HTSU as well as banking services and other miscellaneous services provided by HSBC Bank USA and other subsidiaries of HSBC. We also receive revenue from HTSU for certain office space which we have rented to them, which has been recorded as a reduction of occupancy and equipment expenses, and for certain administrative costs, which has been recorded as other income.

In addition, we utilize a related HSBC entity to lead manage substantially all ongoing debt issuances. Fees paid to HSBC and its subsidiaries for such services totaled approximately $23 million for the three months ended June 30, 2005 and $26 million for the six months ended June 30, 2005. Fees paid for such services totaled approximately $3 million for the three months ended June 30, 2004 and $6 million for the six months ended June 30, 2004. These fees are amortized over the life of the related debt as a component of interest expense.

Employees of HSBC Finance Corporation participate in one or more stock compensation plans sponsored by HSBC. Our share of the expense of these plans was $36 million for the six months ended June 30, 2005 and $25 million for the year-ago period.

10.  PENSION AND OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

In November 2004, sponsorship of the U.S. defined benefit pension plan of HSBC Finance Corporation and the U.S. defined benefit pension plan of HSBC Bank USA was transferred to HNAH. Effective January 1, 2005, the two separate plans were merged into a single defined benefit pension plan which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC affiliates operating in the U.S. As a result, the pension liability relating to our U.S. defined benefit plan of $49 million, net of tax, was transferred to HNAH as a capital transaction in the first quarter of 2005.

                                        15


Components of net periodic benefit cost related to our defined benefit pension plans and our postretirement benefits other than pensions were as follows:


                                                                                      OTHER
                                                                                  POSTRETIREMENT
                                                              PENSION BENEFITS       BENEFITS
                                                              ----------------    --------------
THREE MONTHS ENDED JUNE 30,                                    2005      2004     2005     2004
------------------------------------------------------------------------------------------------
                                                                        (IN MILLIONS)
Service cost - benefits earned during the period............   $ 19      $ 14      $ 2      $ 1
Interest cost...............................................     21        13        4        3
Expected return on assets...................................    (29)      (23)       -        -
Recognized (gains) losses...................................      1        (1)       -        -
                                                               ----      ----      ---      ---
Net periodic benefit cost...................................   $ 12      $  3      $ 6      $ 4
                                                               ====      ====      ===      ===




                                                                                      OTHER
                                                                                  POSTRETIREMENT
                                                              PENSION BENEFITS       BENEFITS
                                                              ----------------    --------------
SIX MONTHS ENDED JUNE 30,                                      2005      2004     2005     2004
------------------------------------------------------------------------------------------------
                                                                        (IN MILLIONS)

Service cost - benefits earned during the period............   $ 32      $ 27      $ 3      $ 2
Interest cost...............................................     36        27        8        7
Expected return on assets...................................    (51)      (45)       -        -
Recognized (gains) losses...................................      2        (2)       -        -
                                                               ----      ----      ---      ---
Net periodic benefit cost...................................   $ 19      $  7      $11      $ 9
                                                               ====      ====      ===      ===


11.  NEW ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In March 2004, the Financial Accounting Standards Board ("FASB") reached a consensus on Emerging Issues Task Force 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. EITF 03-1 also incorporates into its consensus the required disclosures about unrealized losses on investments announced by the EITF in late 2003 and adds new disclosure requirements relating to cost-method investments. The new disclosure requirements are effective for annual reporting periods ending after June 15, 2004 and the new impairment accounting guidance was to become effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB delayed the effective date of EITF 03-1 for measurement and recognition of impairment losses until implementation guidance is issued. We do not expect the adoption of the impairment guidance contained in EITF 03-1 to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 123 (Revised), "Share-Based Payment," ("SFAS No. 123R"). SFAS No. 123R requires public entities to measure the cost of stock-based compensation based on the grant date fair value of the award as well as other additional disclosure requirements. On March 28, 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 which amended the compliance date to allow public companies to comply with the provisions of SFAS No. 123R at the beginning of their next fiscal year that begins after June 15, 2005, instead of the next reporting period as originally required by SFAS No. 123R. Because we currently apply the fair value method of accounting for all equity based awards, the adoption of SFAS 123R will not have a significant effect on the results of our operations or cash flows.

                                        16


In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154") which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB 20's requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

                                        17


                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this report and with our Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"). MD&A may contain certain statements that may be forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995. Our results may differ materially from those noted in the forward-looking statements. Words such as "believe", "expects", "estimates", "targeted", "anticipates", "goal" and similar expressions are intended to identify forward-looking statements but should not be considered as the only means through which these statements may be made. Statements that are not historical facts, including statements about management's beliefs and expectations, are forward-looking statements which involve inherent risks and uncertainties and are based on current views and assumptions. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements. For a list of important factors that may affect our actual results, see Cautionary Statement on Forward Looking Statements in
Part I, Item 1 of our 2004 Form 10-K.

EXECUTIVE OVERVIEW
--------------------------------------------------------------------------------

HSBC Finance Corporation is an indirect wholly owned subsidiary of HSBC Holdings plc ("HSBC"). HSBC Finance Corporation may also be referred to in MD&A as "we", "us", or "our". In addition to owned basis reporting, we also monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and are still on our balance sheet. See "Basis of Reporting" for further discussion of the reasons we use this non-GAAP financial measure.

In measuring our results, management's primary focus is on managed receivables growth and net income. Net income was $472 million for the quarter ended June 30, 2005, an increase of 9 percent, compared to net income of $433 million in the prior year quarter. Net income was $1,098 million for the first six months of 2005, an increase of 22 percent, compared to net income of $903 million for the first six months of 2004. The increases were primarily due to higher other revenues and higher net interest income, partially offset by higher operating expenses and, for the three month period ended June 30, 2005, higher provision for credit losses due to growth in receivables. The increase in other revenues during the current quarter was primarily due to higher fee and other income, partially offset by lower securitization revenue and lower derivative income. During the six month period, higher fee and other income and higher derivative income were partially offset by lower securitization revenue. Derivative income increased during the six month period as a result of changes in interest rates associated with the forward yield curve during the first quarter which significantly increased the value of our pay fixed/receive variable interest rate swaps. However, during the three month period ended June 30, 2005, derivative income was lower due to changes in interest rates associated with the forward yield curve and the implementation of risk management strategies including the designation of a significant number of our non-hedging derivative portfolio as effective hedges under SFAS 133. Other income was higher in both periods primarily due to the gains on daily sales of domestic private label receivable originations and fees earned for servicing the domestic private label receivable portfolio sold to HSBC Bank USA in December 2004. Fee income was also higher in both periods primarily as a result of higher credit card fees due to higher volume in our MasterCard and Visa portfolios. The increases in other revenues were partially offset by lower securitization revenue in both periods due to reduced securitization activity. The increase in provision for credit losses for the three month period was due to receivable growth including lower securitization levels, partially offset by improved credit quality and a shift in mix to higher levels of secured receivables primarily as a result of the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004. The increase in net interest income was due to growth in average receivables and an improvement in the overall yield on the portfolio, partly offset by a higher cost of funds. Yields on variable rate products were increased in line with market movements, and also reflect various repricing initiatives. In addition, there was a
                                        18

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

net increase in yields due to a change in mix in the owned balance sheet. Increased levels of higher yielding MasterCard/Visa and auto finance receivables were held on the balance sheet due to lower securitization activity, but the effect of this on yields was largely offset by growth in lower yielding real estate secured receivables and a significant decline in the level of private label receivables as discussed above. Interest expense increased due to a combination of growth in the loan book and a significantly higher cost of funds. Operating expenses increased due to receivables growth and increases in marketing expenses. Amortization of purchase accounting fair value adjustments increased net income by $30 million for the quarter ended June 30, 2005 and $21 million for the six months ended June 30, 2005 compared to $49 million for the quarter ended June 30, 2004 and $60 million for the six months ended June 30, 2004.

As part of ongoing integration efforts with HSBC, we have begun working with HSBC to determine if funding synergies and management efficiencies could be achieved by transferring our U.K. and other European operations to a U.K. based subsidiary of HSBC. As of the date of this filing, a decision has not been made regarding the potential transfer of the U.K. and other European operations. We anticipate that a decision regarding this potential transfer will be reached in the third quarter of 2005.

Return on average owned assets ("ROA") was 1.40 percent for the three months ended June 30, 2005 and 1.65 percent for the six months ended June 30, 2005 compared to 1.47 for the three months ended June 30, 2004 and 1.52 percent for the six months ended June 30, 2004. The decrease in ROA for the three month period ended June 30, 2005 was attributable to lower net interest margin, lower derivative income and lower securitization revenue as well as higher average owned basis assets as a result of receivables growth and lower securitization levels compared to the year-ago period as average owned assets grew faster than net income. The increase in ROA for the six month period ended June 30, 2005 was attributable to higher net income, partially offset by higher average owned assets as previously discussed. Return on averaged managed assets ("ROMA") (a non-GAAP financial measure which assumes that securitized receivables have not been sold and are still on our balance sheet) was 1.30 percent for the three months ended June 30, 2005 and 1.52 percent for the six months ended June 30, 2005 compared to 1.23 for the three months ended June 30, 2004 and 1.26 percent for the six months ended June 30, 2004. The increases in ROMA in 2005 were attributable to higher net income during the three and six months ended June 30, 2005. See "Basis of Reporting" for additional discussion on the use of non-GAAP financial matters and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measures.

                                        19

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

The financial information set forth below summarizes selected financial highlights of HSBC Finance Corporation as of June 30, 2005 and 2004 and for the three and six month periods ended June 30, 2005 and 2004.


                                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                  JUNE 30,             JUNE 30,
                                                             -------------------   -----------------
                                                               2005       2004      2005      2004
----------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)
NET INCOME:................................................   $  472     $  433    $1,098    $  903
OWNED BASIS RATIOS:
  Return on average owned assets...........................     1.40%      1.47%     1.65%     1.52%
  Return on average common shareholder's equity ("ROE")....    10.87       9.67     12.92     10.26
  Net interest margin......................................     6.81       7.63      6.75      7.47
  Consumer net charge-off ratio, annualized................     2.93       4.02      3.03      4.09
  Efficiency ratio(1)......................................    43.58      42.51     43.79     43.39
MANAGED BASIS RATIOS:(2)
  Return on average managed assets ("ROMA")................     1.30%      1.23%     1.52%     1.26%
  Net interest margin......................................     7.04       8.28      7.05      8.26
  Risk adjusted revenue....................................     7.17       6.65      7.25      6.77
  Consumer net charge-off ratio, annualized................     3.28       4.57      3.46      4.72
  Efficiency ratio(1)......................................    42.84      40.43     43.22     40.59



AS OF JUNE 30,                                                   2005          2004
---------------------------------------------------------------------------------------
                                                              (DOLLARS ARE IN MILLIONS)
RECEIVABLES:
  Owned basis...............................................   $118,761      $ 99,432
  Managed basis(2)..........................................    127,741       122,268
TWO-MONTH-AND-OVER CONTRACTUAL DELINQUENCY RATIOS:
  Owned basis...............................................       3.73%         4.57%
  Managed basis(2)..........................................       3.85          4.70


---------------

(1) Ratio of total costs and expenses less policyholders' benefits to net interest income and other revenues less policyholders' benefits.

(2) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for additional discussion on the use of this non-GAAP financial measure and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

Owned receivables were $118.8 billion at June 30, 2005, $112.2 billion at March 31, 2005, and $99.4 billion at June 30, 2004. With the exception of private label, we experienced growth in all our receivable products compared to March 31, 2005 and June 30, 2004, with real estate secured receivables being the primary contributor to the growth. Real estate secured receivables do not include purchases of correspondent receivables directly by HSBC Bank USA of $1.1 billion in the first six months of 2005 and $2.3 billion since June 30, 2004, a portion of which we otherwise would have purchased. Lower securitization levels also contributed to the increase in owned receivables over both periods.

Our owned basis two-months-and-over-contractual delinquency ratio decreased compared to both the prior quarter and the prior year quarter. The decrease is consistent with improvements in the delinquency trends we experienced throughout 2004 as a result of improvements in the economy and better underwriting and improved credit quality of originations. Dollars of delinquency increased compared to the prior quarter due to the higher levels of owned receivables including lower securitizations and seasonal patterns associated with our

                                        20

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

auto finance business. The sale of our domestic private label portfolio in December 2004 also contributed to the decrease in the delinquency ratio compared with the prior year quarter.

Owned net charge-offs as a percentage of average consumer receivables for the quarter decreased from the prior year quarter as the lower delinquency levels we have been experiencing continue to have an impact on charge-offs. Also contributing to the decrease in net charge-offs as a percentage of average consumer receivables compared to the prior year quarter were improved collections and the sale of our domestic private label receivable portfolio in December 2004, partially offset by an increase in bankruptcy filings due to new bankruptcy legislation in the U.S. which will become effective later this year.

Our owned basis efficiency ratio deteriorated compared to the prior year periods primarily as a result of the impact of the bulk sale of our domestic private label portfolio in December 2004. Excluding the results of our domestic private label portfolio from all periods, our owned basis efficiency ratio improved as a result of the higher net interest income due to higher levels of owned receivables and for the six month period higher other revenues, partially offset by higher operating expenses and lower net interest margin. Excluding the results of our domestic private label portfolio from all periods, our managed basis efficiency ratio would have been relatively flat compared to the prior year quarter and improved during the year-to-date period for the reasons discussed above.

During the first half of 2005, we supplemented unsecured debt issuance with proceeds from the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004, debt issued to affiliates and higher levels of commercial paper compared to December 31, 2004. Because we are now a subsidiary of HSBC, our credit ratings have improved and our credit spreads relative to Treasuries have tightened compared to those we experienced during the months leading up to the announcement of our acquisition by HSBC. Primarily as a result of tightened credit spreads, we recognized cash funding expense savings in excess of approximately $252 million during the six months ended June 30, 2005 ($132 million during the three months ended June 30, 2005) and approximately $140 million during the six months ended June 30, 2004 ($70 million during the three months ended June 30, 2004) compared to the funding costs we would have incurred using average spreads and funding mix from the first half of 2002. It is anticipated that these tightened credit spreads and other funding synergies including asset transfers will eventually enable HSBC to realize annual cash funding expense savings, including external fee savings, in excess of $1 billion per year as our existing term debt matures over the course of the next few years.

Securitization of consumer receivables has been a source of funding and liquidity for us. In order to align our accounting treatment with that of HSBC initially under U.K. GAAP and now under International Financial Reporting Standards ("IFRS"), starting in the third quarter of 2004 we began to structure all new collateralized funding transactions as secured financings. However, because existing public MasterCard((1)) and Visa(1) credit card transactions were structured as sales to revolving trusts that require replenishments of receivables to support previously issued securities, receivables will continue to be sold to these trusts until the revolving periods end, the last of which is expected to occur in 2008 based on current projections. Private label trusts that publicly issued securities are now replenished by HSBC Bank USA as a result of the daily sale of new domestic private label credit card originations to HSBC Bank USA. We will continue to replenish at reduced levels certain non-public personal non-credit card and MasterCard and Visa securities issued to conduits and record the resulting replenishment gains for a period of time in order to manage liquidity. Since our securitized receivables have varying lives, it will take several years for these receivables to pay-off and the related interest-only strip receivables to be reduced to zero. The termination of sale treatment on new collateralized funding activity reduced our reported net income under U.S. GAAP. In the six month period ended June 30, 2005, our net interest-only strip receivables, excluding the mark-to-market adjustment recorded in accumulated other comprehensive income decreased $174 million, compared to $288 million

---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.
                                        21

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

during the six month period ended June 30, 2004. There is no impact, however, on cash received from operations.

BASIS OF REPORTING
--------------------------------------------------------------------------------

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Unless noted, the discussion of our financial condition and results of operations included in MD&A is presented on an owned basis of reporting.

MANAGED BASIS REPORTING We monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and remain on our balance sheet. We manage and evaluate our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results, and make decisions about allocating resources such as employees and capital on a managed basis.

When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization revenue in our owned statement of income into the appropriate caption. Additionally, charge-off and delinquency associated with these receivables are included in our managed basis credit quality statistics.

Debt analysts, rating agencies and others also evaluate our operations on a managed basis for the reasons discussed above and have historically requested managed basis information from us. We believe that managed basis information enables investors and other interested parties to better understand the performance and quality of our entire managed loan portfolio and is important to understanding the quality of originations and the related credit risk inherent in our owned and securitized portfolios. As the level of our securitized receivables falls over time, managed basis and owned basis results will eventually converge.

EQUITY RATIOS Tangible shareholder's equity to tangible managed assets ("TETMA"), tangible shareholder's equity plus owned loss reserves to tangible managed assets ("TETMA + Owned Reserves") and tangible common equity to tangible managed assets are non-GAAP financial measures that are used by HSBC Finance Corporation's management and certain rating agencies to evaluate capital adequacy. These ratios may differ from similarly named measures presented by other companies. The most directly comparable GAAP financial measure is common and preferred equity to owned assets.

We and certain rating agencies also monitor our equity ratios excluding the impact of purchase accounting adjustments. We do so because we believe that the purchase accounting adjustments represent non-cash transactions which do not affect our business operations, cash flows or ability to meet our debt obligations.

Preferred securities issued by certain non-consolidated trusts are considered equity in the TETMA and TETMA + Owned Reserves calculations because of their long-term subordinated nature and the ability to defer dividends. Our Adjustable Conversion-Rate Equity Security Units, adjusted for purchase accounting adjustments, are also considered equity in these calculations because they include investor obligations to purchase HSBC ordinary shares in or prior to 2006.

INTERNATIONAL FINANCIAL REPORTING STANDARDS Prior to January 1, 2005, HSBC reported results in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). The European Union has determined that all European listed companies will be required to prepare their consolidated financial statements using IFRS by 2005. As a result, HSBC begins reporting its financial results under IFRS rather than U.K. GAAP with the release of its interim financial results for the six months ended June 30, 2005. We

                                        22

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

previously reported that we would begin presenting a reconciliation of U.S. GAAP net income to IFRS net income in the second quarter of 2005. Filed concurrently with this Form 10-Q, is a supplemental Form 8-K which contains certain information on an IFRS basis reconciled to U.S. GAAP.

QUANTITATIVE RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES For a reconciliation of managed basis net interest income, fee income and provision for credit losses to the comparable owned basis amounts, see "Segment Results - Managed Basis" in this MD&A. For a reconciliation of our owned loan portfolio by product to our managed loan portfolio, see Note 3, "Receivables," to the accompanying consolidated financial statements. For additional quantitative reconciliations of non-GAAP financial measures presented herein to the equivalent GAAP basis financial measures, see "Reconciliations to GAAP Financial Measures."

RECEIVABLES REVIEW
--------------------------------------------------------------------------------

The following table summarizes owned receivables at June 30, 2005 and increases (decreases) over prior periods:

                                                                 INCREASES (DECREASES) FROM
                                                              ---------------------------------
                                                                MARCH 31,          JUNE 30,
                                                                   2005              2004
                                                  JUNE 30,    --------------    ---------------
                                                    2005        $        %         $        %
-----------------------------------------------------------------------------------------------
                                                            (DOLLARS ARE IN MILLIONS)
Real estate secured.............................  $ 71,930    $3,444     5.0%   $15,897    28.4%
Auto finance....................................     8,997       890    11.0      3,538    64.8
MasterCard/Visa.................................    17,421     1,867    12.0      6,605    61.1
Private label...................................     2,905      (225)   (7.2)    (9,854)  (77.2)
Personal non-credit card(1).....................    17,255       647     3.9      3,236    23.1
Commercial and other............................       253       (23)   (8.3)       (93)  (26.9)
                                                  --------    ------   -----    -------   -----
Total owned receivables.........................  $118,761    $6,600     5.9%   $19,329    19.4%
                                                  ========    ======   =====    =======   =====


---------------

(1) Personal non-credit card receivables are comprised of the following:



                                                                    INCREASES (DECREASES) FROM
                                                                ----------------------------------
                                                                   MARCH 31,          JUNE 30,
                                                                     2005               2004
                                                     JUNE 30,   ---------------   ----------------
                                                       2005        $        %        $         %
--------------------------------------------------------------------------------------------------
                                                               (DOLLARS ARE IN MILLIONS)

Domestic personal non-credit card..................  $ 9,148     $ 714      8.5%   $2,656     40.9%
Union Plus personal non-credit card................      387       (39)    (9.2)     (189)   (32.8)
Personal homeowner loans...........................    3,854       164      4.4       446     13.1
Foreign personal non-credit card...................    3,866      (192)    (4.7)      323      9.1
                                                     -------     -----     ----    ------    -----
Total personal non-credit card.....................  $17,255     $ 647      3.9%   $3,236     23.1%
                                                     =======     =====     ====    ======    =====


RECEIVABLE INCREASES (DECREASES) SINCE JUNE 30, 2004 Driven by growth in our correspondent and branch businesses, real estate secured receivables increased over the year-ago period. Real estate secured receivable levels do not include HSBC Bank USA's purchase of receivables directly from correspondents totaling $1.1 billion in the first six months of 2005 and $2.3 billion since June 30, 2004, a portion of which we otherwise would have purchased. Growth in real estate secured receivables was also supplemented by purchases from a single correspondent relationship which totaled $2.5 billion since June 30, 2004. Real estate secured receivable levels in our branch-based consumer lending business continue to increase, as sales volumes remain high. Also contributing to the increase was $1.7 billion from a portfolio acquisition program since the prior year quarter. The increases in the real estate secured receivable levels have been partially offset by run-off of the higher
                                        23

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

yielding real estate secured receivables, including second lien loans largely due to refinancing activity. Auto finance receivables increased over the year-ago period due to newly originated loans acquired from our dealer network, increased growth in the consumer direct loan program, lower securitization levels and the introduction of auto finance receivables in Canada in the second quarter of 2004. MasterCard and Visa receivables reflect domestic organic growth especially in our HSBC branded prime, Union Privilege and subprime portfolios, growth in the U.K. over the year ago period, as well as lower securitization levels. The decrease in private label receivables reflects the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004. Personal non-credit card receivables increased from the year-ago period as we began to increase the availability of this product domestically in the second half of 2004 as a result of the improving U.S. economy as well as continued improvements in our underwriting standards. Personal non-credit card receivables also increased due to lower securitization levels and higher levels of foreign personal non-credit card receivables. The rate of increase in owned receivables was impacted by the sale of $12.2 billion in domestic private label receivables to HSBC Bank USA in December 2004. Had this sale not taken place, owned receivables would have increased by $31.5 billion or 32 percent at June 30, 2005.

RECEIVABLE INCREASES (DECREASES) SINCE MARCH 31, 2005 Both our correspondent and branch businesses reported growth in their real estate secured portfolios as discussed above. Real estate secured receivable levels reflect purchases of $.3 billion from a single correspondent relationship during the second quarter of 2005 and do not include purchases of correspondent receivables directly by HSBC Bank USA of $.5 billion in the second quarter of 2005, a portion of which we otherwise would have purchased. Also contributing to the increase in real estate secured receivable levels was $.2 billion from a portfolio acquisition program. Growth in our auto finance, MasterCard and Visa and personal non-credit card portfolios reflect lower levels of securitizations. Growth in our MasterCard and Visa portfolio also reflects organic growth in our HSBC branded prime, Union Privilege and subprime portfolios. Auto finance receivables also increased due to increased growth in the consumer direct loan program. Our foreign private label portfolio decreased due to decreases in retail sales volume in the U.K. as well as the impact of changes in the foreign exchange rates since March 31, 2005.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Unless noted otherwise, the following discusses amounts reported in our owned basis statement of income and dollars represent pre-tax amounts.

NET INTEREST INCOME The following table summarizes net interest income:

                                                                                    INCREASE
                                                                                   (DECREASE)
                                                                                  -------------
THREE MONTHS ENDED JUNE 30,                      2005     (1)     2004     (1)    AMOUNT    %
-----------------------------------------------------------------------------------------------
Finance and other interest income.............  $3,139   10.50%  $2,637   10.42%   $502    19.0%
Interest expense..............................   1,104    3.69      707    2.79     397    56.2
                                                ------   -----   ------   -----    ----    ----
Net interest income...........................  $2,035    6.81%  $1,930    7.63%   $105     5.4%
                                                ======   =====   ======   =====    ====    ====




                                                                                    INCREASE
                                                                                   (DECREASE)
                                                                                  -------------
SIX MONTHS ENDED JUNE 30,                        2005     (1)     2004     (1)    AMOUNT    %
-----------------------------------------------------------------------------------------------

Finance and other interest income.............  $6,089   10.48%  $5,165   10.28%   $924    17.9%
Interest expense..............................   2,166    3.73    1,415    2.81     751    53.1
                                                ------   -----   ------   -----    ----    ----
Net interest income...........................  $3,923    6.75%  $3,750    7.47%   $173     4.6%
                                                ======   =====   ======   =====    ====    ====


---------------

(1) % Columns: comparison to average owned interest-earning assets, annualized.

                                        24

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

The increases in net interest income during the quarter and year-to-date periods were due to higher average receivables and a higher overall yield, partially offset by higher interest expense. Overall yields increased as increased yields on variable rate products in line with market movements and other repricing initiatives more than offset a decline in real estate secured and auto finance yields. Changes in receivable mix also contributed to the increase as the impact of increased levels of higher yielding MasterCard/Visa and auto finance receivables due to lower securitization levels was substantially offset by growth in lower yielding real estate secured receivables and significantly lower levels of private label receivables as a result of the sale of our domestic private label portfolio in December 2004. The lower real estate and auto finance yields during 2005 reflect strong receivable and refinancing growth, which has occurred in an economic cycle with historically low market rates, high liquidation of older, higher yielding loans, product expansion into near-prime customer segments and competitive pricing pressures due to excess market capacity. The higher interest expense, which contributed to lower net interest margin, was due to a larger balance sheet and a significantly higher cost of funds due to a rising interest rate environment. Our purchase accounting adjustments include amortization of fair value adjustments to both our external debt obligations and receivables. Amortization of purchase accounting fair value adjustments increased net interest income by $147 million for the three months ended June 30, 2005 and $260 million for the six months ended June 30, 2005 compared to $186 million for the three months ended June 30, 2004 and $375 million for the six months ended June 30, 2004.

Net interest margin, annualized, decreased during the three and six months ended June 30, 2005 as compared to the year-ago period as the improvement in the overall yield on our receivable portfolio, as discussed above, was more than offset by the higher funding costs. The following table shows the impact of these items on owned basis net interest margin at June 30, 2005:

                                                              THREE MONTHS   SIX MONTHS
                                                                 ENDED         ENDED
                                                                JUNE 30,      JUNE 30,
                                                                  2005          2005
---------------------------------------------------------------------------------------
Net interest margin - June 30, 2004.........................      7.63%         7.47%
Impact to net interest margin resulting from:
  Bulk sale of domestic private label portfolio in December
     2004...................................................      (.29)         (.27)
  Receivable pricing........................................       .17           .17
  Receivable mix............................................       .03           .03
  Cost of funds.............................................      (.82)         (.81)
  Investment securities mix.................................       .03           .09
  Other.....................................................       .06           .07
                                                                  ----          ----
Net interest margin - June 30, 2005.........................      6.81%         6.75%
                                                                  ====          ====


Our net interest income on a managed basis includes finance income earned on our owned receivables as well as on our securitized receivables. This finance income is offset by interest expense on the debt recorded on our balance sheet as well as the contractual rate of return on the instruments issued to investors when the receivables were securitized. Managed basis net interest income was $2.3 billion in the three months ended June 30, 2005, a decrease of 12 percent from $2.6 billion in the three months ended June 30, 2004. For the six months ended June 30, 2005, managed basis net interest income was $4.5 billion, down 13 percent from $5.2 billion in the six months ended June 30, 2004. Managed basis net interest margin, annualized, was 7.04 percent in the current quarter and
7.05 percent in the year-to-date period, compared to 8.28 percent and 8.26 percent in the year-ago periods. The decrease was due to lower yields on our receivables, particularly in real estate secured and auto finance receivables, partially offset by pricing increases for variable rate products and other repricing initiatives, a higher mix of real estate secured receivables due to significantly lower levels of private label receivables and higher funding costs due to a larger balance sheet and a rising interest rate environment. As discussed above, the lower real estate and auto finance yields during 2005 reflect strong receivable and refinancing growth, which has occurred in an economic cycle with historically low market rates,

                                        25

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

high liquidation of older, higher yielding loans, product expansion into near-prime customer segments and competitive pricing pressures due to excess market capacity. The following table shows the impact of these items on our net interest margin on a managed basis at June 30, 2005:


                                                              THREE MONTHS   SIX MONTHS
                                                                 ENDED         ENDED
                                                                JUNE 30,      JUNE 30,
                                                                  2005          2005
---------------------------------------------------------------------------------------
Net interest margin - June 30, 2004.........................      8.28%         8.26%
Impact to net interest margin resulting from:
  Bulk sale of domestic private label portfolio in December
     2004...................................................      (.20)         (.20)
  Receivable pricing........................................       .17           .09
  Receivable mix............................................      (.33)         (.31)
  Cost of funds.............................................      (.96)         (.94)
  Investment securities mix.................................       .03           .08
  Other.....................................................       .05           .07
                                                                  ----          ----
Net interest margin - June 30, 2005.........................      7.04%         7.05%
                                                                  ====          ====


Net interest margin on a managed basis is greater than on an owned basis because the managed basis portfolio includes relatively more unsecured loans, which have higher yields.

Managed basis risk adjusted revenue (a non-GAAP financial measure which represents net interest income, plus other revenues, excluding securitization revenue and derivative income, less net charge-offs as a percentage of average interest earning assets) increased to 7.17 percent in the current quarter from
6.65 percent in the year-ago quarter. Managed basis risk adjusted revenue increased to 7.25 percent in the year-to-date period from 6.77 in the year-ago period. Managed basis risk adjusted revenue increased due to higher other revenues as well as the result of the positive credit and delinquency trends due to the improving U.S. economy. Ongoing improvements in underwriting, risk management, collections and marketing as well as product expansion into near-prime customer segments led to lower charge-offs which more than compensated for the decline in net interest margin discussed above. See "Basis of Reporting" for additional discussion on the use of non-GAAP financial measures.

PROVISION FOR CREDIT LOSSES The following table summarizes provision for credit losses:

                                                                                  INCREASE
                                                                                 (DECREASE)
                                                                                -------------
                                                               2005     2004    AMOUNT    %
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Three months ended June 30,.................................  $1,031   $  997    $ 34     3.4%
Six months ended June 30,...................................   1,872    1,925     (53)   (2.8)


Our provision for credit losses increased during the second quarter of 2005 primarily due to receivable growth including lower securitization levels as well as an increase in bankruptcy filings due to new bankruptcy legislation in the U.S. which will become effective later this year, partially offset by improved credit quality and a shift in mix to higher levels of secured receivables primarily as a result of the sale of our domestic private label receivable portfolio in December 2004. The provision for credit losses decreased during the year-to-date period as the increased requirements due to receivable growth and increases in bankruptcy filings were offset by improving credit quality and the impact associated with the shift in mix as described above. The provision as a percent of average owned receivables, annualized, was 3.57 percent in the current quarter and 3.33 percent year-to date, compared to 4.13 percent and 4.06 percent in the year-ago periods. In 2005, credit loss reserves increased as the provision for owned credit losses was $187 million greater than net charge-offs in the second quarter of 2005 and $165 million in the year-to-date period. In 2004, provision for owned credit losses was $31 million greater than net charge-offs in the second quarter of 2004 while provision for owned

                                        26

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

credit losses was $11 million less than net charge-offs in the six months ended June 30, 2004. The provision for credit losses may vary from quarter to quarter depending on the product mix and credit quality of loans in our portfolio. See "Credit Quality" included in this MD&A for further discussion of factors affecting the provision for credit losses.

OTHER REVENUES The following table summarizes other revenues:


                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
THREE MONTHS ENDED JUNE 30,                                    2005     2004    AMOUNT     %
----------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Securitization revenue......................................  $   54   $  266   $(212)   (79.7)%
Insurance revenue...........................................     229      204      25     12.3
Investment income...........................................      33       30       3     10.0
Derivative income...........................................      76      124     (48)   (38.7)
Fee income..................................................     354      242     112     46.3
Taxpayer financial services revenue.........................      18        6      12     100+
Other income................................................     360      180     180     100+
                                                              ------   ------   -----    -----
Total other revenues........................................  $1,124   $1,052   $  72      6.8%
                                                              ======   ======   =====    =====




                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
SIX MONTHS ENDED JUNE 30,                                      2005     2004    AMOUNT     %
----------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Securitization revenue......................................  $  139   $  614   $(475)   (77.4)%
Insurance revenue...........................................     450      415      35      8.4
Investment income...........................................      66       71      (5)    (7.0)
Derivative income...........................................     336      176     160     90.9
Fee income..................................................     660      507     153     30.2
Taxpayer financial services revenue.........................     261      212      49     23.1
Other income................................................     674      280     394     100+
                                                              ------   ------   -----    -----
Total other revenues........................................  $2,586   $2,275   $ 311     13.6%
                                                              ======   ======   =====    =====


SECURITIZATION REVENUE is the result of the securitization of our receivables and includes the following:



                                                                               INCREASE
                                                                              (DECREASE)
                                                                            ---------------
THREE MONTHS ENDED JUNE 30,                                   2005   2004   AMOUNT     %
-------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

Net initial gains(1)........................................  $ -    $ 22   $ (22)   (100.0)%
Net replenishment gains(1)..................................   44     113     (69)    (61.1)
Servicing revenue and excess spread.........................   10     131    (121)    (92.4)
                                                              ---    ----   -----    ------
Total.......................................................  $54    $266   $(212)    (79.7)%
                                                              ===    ====   =====    ======


                                        27

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



                                                                               INCREASE
                                                                              (DECREASE)
                                                                            ---------------
SIX MONTHS ENDED JUNE 30,                                     2005   2004   AMOUNT     %
-------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

Net initial gains(1)........................................  $  -   $ 25   $ (25)   (100.0)%
Net replenishment gains(1)..................................    97    233    (136)    (58.4)
Servicing revenue and excess spread.........................    42    356    (314)    (88.2)
                                                              ----   ----   -----    ------
Total.......................................................  $139   $614   $(475)    (77.4)%
                                                              ====   ====   =====    ======


---------------

(1)Net of our estimate of probable credit losses under the recourse provisions.

The decreases in securitization revenue were due to decreases in the level and product mix of receivables securitized and higher run-off due to shorter expected lives. However, because existing public MasterCard and Visa credit card transactions were structured as sales to revolving trusts that require replenishments of receivables to support previously issued securities, receivables will continue to be sold to these trusts until the revolving periods end, the last of which is expected to occur in 2008 based on current projections. Private label trusts that publicly issued securities are now replenished by HSBC Bank USA as a result of the daily sales of new domestic private label receivable originations to HSBC Bank USA. We will continue to replenish at reduced levels certain non-public personal non-credit card and MasterCard and Visa securities issued to conduits and record the resulting replenishment gains for a period of time in order to manage liquidity. Since our securitized receivables have varying lives, it will take several years for these receivables to pay-off and the related interest-only strip receivables to be reduced to zero. While the termination of sale treatment on new collateralized funding activity since the third quarter of 2004 and the reduction of sales under replenishment agreements reduced our reported net income under U.S. GAAP, there is no impact on cash received from operations.

Our interest-only strip receivables, net of the related loss reserve and excluding the mark-to-market adjustment recorded in accumulated other comprehensive income, decreased $85 million in the current quarter and $174 million year-to-date, compared to a decrease of $176 million and $288 million in the year-ago periods, as securitized receivables continued to decrease.

Insurance revenue increased in both periods due to increased sales in our U.K. business and higher sales volume for debt cancellation products in our domestic operations, partially offset by continued run off of insurance products discontinued in prior years.

Investment income includes income on securities available for sale in our insurance business and realized gains and losses from the sale of securities. Investment income, which was essentially flat in the current quarter, decreased in the year-to-date period as a result of decreases in income due to lower average balances and lower gains from security sales.

Derivative income, which includes realized and unrealized gains and losses on derivatives which do not qualify as effective hedges under SFAS 133 as well as the ineffectiveness on derivatives associated with our qualifying hedges, is summarized in the tables below:



THREE MONTHS ENDED JUNE 30,                                   2005    2004
---------------------------------------------------------------------------
                                                              (IN MILLIONS)
Net realized gains..........................................  $ 18    $ 10
Net unrealized gains........................................    80     113
Ineffectiveness.............................................   (22)      1
                                                              ----    ----
Total.......................................................  $ 76    $124
                                                              ====    ====


                                        28

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



SIX MONTHS ENDED JUNE 30,                                     2005    2004
---------------------------------------------------------------------------
                                                              (IN MILLIONS)

Net realized gains..........................................  $ 33    $ 17
Net unrealized gains........................................   325     158
Ineffectiveness.............................................   (22)      1
                                                              ----    ----
Total.......................................................  $336    $176
                                                              ====    ====


Derivative income decreased in the current quarter due to changes in the interest rates associated with the forward yield curve which decreased the value of our pay fixed/receive variable interest rate swaps which do not qualify for hedge accounting under SFAS 133. In addition, as part of our overall risk management strategy and to reduce earnings volatility, a significant number of our pay fixed/receive variable interest rate swaps which had previously not qualified for hedge accounting under SFAS 133, were designated as effective hedges using the long-haul method of accounting under SFAS 133 and certain other interest rate swaps were terminated. The increase in derivative income in the year-to-date period is primarily due to changes in the first quarter of 2005 in interest rates associated with the forward yield curve which significantly increased the value of our pay fixed/receive variable interest rate swaps which did not qualify for hedge accounting under SFAS 133, partially offset by the second quarter of 2005 events discussed above. The income associated with our remaining pay fixed/receive variable swaps which do not qualify for hedge accounting under SFAS 133 is significantly impacted by changes in interest rates. Accordingly, derivative income for the three and six months ended June 30, 2005 should not be considered indicative of the results for any future quarters or the year ended December 31, 2005. Furthermore, we continue to evaluate the steps required to regain hedge accounting treatment under SFAS 133 for the remaining swaps which currently do not qualify for hedge accounting under SFAS 133 in order to further reduce the earnings volatility that would otherwise result from changes in interest rates. These derivatives remain economic hedges of the underlying debt instruments.

Fee income increased during both periods due to higher credit card fees, particularly relating to our subprime credit card portfolio, due to higher volume in our MasterCard and Visa credit card receivable portfolios, partially offset by lower private label credit card fees and higher reward program expenses. The lower private label credit card fees were the result of the sale of our domestic private label portfolio to HSBC Bank USA in December 2004. See "Segment Results -- Managed Basis" for additional information on fee income on a managed basis.

Taxpayer financial services ("TFS") revenue increased during both periods due to increased loan volume during the 2005 tax season and for the year-to-date period, a gain of $24 million on the sale to a third party in the first quarter of 2005 of certain bad debt recovery rights.

Other income increased in both periods primarily due to the gains on daily sales of domestic private label receivable originations of $100 million for the three months ended June 30, 2005 and $192 million for the year-to-date period and fees earned for servicing the sold domestic private label receivables resulting from the sale of this portfolio to HSBC Bank USA in December 2004 of $89 million for the three months ended June 30, 2005 and $181 for the year-to-date period. Excluding the gains and servicing fee income for the private label receivables discussed above, other income decreased during the three month period ended June 30, 2005 due to lower miscellaneous gains on assets sales, partially offset by higher ancillary credit card revenue and higher gains and servicing fee income on other related party transactions. In the year-to-date period, the lower miscellaneous gains on asset sales were more than offset by higher ancillary credit card revenue and higher servicing fee income on other related party transactions.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

Costs and expenses The following table summarizes total costs and expenses:

                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
THREE MONTHS ENDED JUNE 30,                                    2005     2004    AMOUNT     %
----------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Salaries and employee benefits..............................  $  526   $  457    $ 69     15.1%
Sales incentives............................................      90       90       -        -
Occupancy and equipment expenses............................      82       77       5      6.5
Other marketing expenses....................................     185      131      54     41.2
Other servicing and administrative expenses.................     143      198     (55)   (27.8)
Support services from HSBC affiliates.......................     217      196      21     10.7
Amortization of intangibles.................................      83       79       4      5.1
Policyholders' benefits.....................................     116       93      23     24.7
                                                              ------   ------    ----    -----
Total costs and expenses....................................  $1,442   $1,321    $121      9.2%
                                                              ======   ======    ====    =====



                                                                                  INCREASE
                                                                                 (DECREASE)
                                                                                -------------
SIX MONTHS ENDED JUNE 30,                                      2005     2004    AMOUNT    %
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Salaries and employee benefits..............................  $1,023   $  942    $ 81     8.6%
Sales incentives............................................     172      168       4     2.4
Occupancy and equipment expenses............................     169      160       9     5.6
Other marketing expenses....................................     365      263     102    38.8
Other servicing and administrative expenses.................     401      424     (23)   (5.4)
Support services from HSBC affiliates.......................     426      373      53    14.2
Amortization of intangibles.................................     190      195      (5)   (2.6)
Policyholders' benefits.....................................     238      206      32    15.5
                                                              ------   ------    ----    ----
Total costs and expenses....................................  $2,984   $2,731    $253     9.3%
                                                              ======   ======    ====    ====


Salaries and employee benefits increased during both the three and six month periods ended June 30, 2005 as a result of additional staffing, primarily in our consumer lending, mortgage services and international businesses to support growth.

Sales incentives were relatively flat during both the current quarter and year-to-date period.

Occupancy and equipment expenses were relatively flat during both the current quarter and year-to-date period as higher occupancy and utility expense and higher repairs and maintenance costs were substantially offset by lower depreciation.

Other marketing expenses includes payments for advertising, direct mail programs and other marketing expenditures. The increase in both the three and six month periods ended June 30, 2005 was primarily due to increased domestic credit card marketing expenses. The increase in domestic credit card marketing expense was due to changes in contractual marketing responsibilities in July 2004 associated with the General Motors ("GM") co-branded credit card, higher non-prime marketing expense and investments in new marketing initiatives.

Other servicing and administrative expenses decreased in both the three and six month periods ended June 30, 2005 due to lower REO expenses and in the quarter, a lower estimate of exposure relating to accrued finance charges associated with certain loan restructures which were partially offset by higher systems costs.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

Support services from HSBC affiliates, which includes technology and other services charged to us by HSBC Technology and Services (USA) Inc. ("HTSU"), increased primarily due to growth.

Amortization of intangibles increased during the three month period ended June 30, 2005 due to higher intangible amortization related to our purchased credit card relationships. For the year-to-date period, lower intangible amortization related to our TFS business was partially offset by higher intangible amortization related to our purchased credit card relationships.

Policyholders' benefits increased during both periods due to a continuing increase in insurance sales volume in our U.K. business, partially offset by lower expenses in our domestic operations and lower amortization of fair value adjustments relating to our insurance business than in the prior year periods.

The following table summarizes our owned basis efficiency ratio:

                                                              2005    2004
---------------------------------------------------------------------------
Three months ended June 30..................................  43.58%  42.51%
Six months ended June 30....................................  43.79   43.39


Our owned basis efficiency ratio deteriorated slightly in 2005 compared to the prior year periods primarily as a result of the impact of the bulk sale of our domestic private label portfolio in December 2004. Excluding the results of our domestic private label portfolio from all periods, our owned basis efficiency ratio improved as a result of the higher net interest income due to higher levels of owned receivables and for the six month periods higher other revenues, partially offset by higher operating expenses and lower net interest margin.

SEGMENT RESULTS -- MANAGED BASIS
--------------------------------------------------------------------------------

We have three reportable segments: Consumer, Credit Card Services and International. Our Consumer segment consists of our consumer lending, mortgage services, retail services and auto finance businesses. Our Credit Card Services segment consists of our domestic MasterCard and Visa credit card business. Our International segment consists of our foreign operations in the United Kingdom, Canada, Ireland and the remainder of Europe.

There have been no changes in the basis of our segmentation or any changes in the measurement of segment profit as compared with the presentation in our 2004 Form 10-K.

We monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and are still on our balance sheet. We manage and evaluate our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results, and make decisions about allocating resources such as employees and capital on a managed basis. When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization revenue in our owned statement of income into the appropriate caption.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CONSUMER SEGMENT The following table summarizes results for our Consumer segment:

                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
THREE MONTHS ENDED JUNE 30,                                  2005      2004     AMOUNT     %
----------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)
Net income................................................  $   440   $   256   $  184    71.9%
Net interest income.......................................    1,699     1,915     (216)  (11.3)
Securitization revenue....................................     (151)     (285)     134    47.0
Fee and other income......................................      292       161      131    81.4
Intersegment revenues.....................................       26        26        -       -
Provision for credit losses...............................      580       734     (154)  (21.0)
Total costs and expenses..................................      578       647      (69)  (10.7)
Receivables...............................................   95,300    92,196    3,104     3.4
Assets....................................................   96,188    94,799    1,389     1.5
Net interest margin, annualized...........................     7.27%     8.41%       -       -
Return on average managed assets..........................     1.87      1.10        -       -




                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
SIX MONTHS ENDED JUNE 30,                                      2005     2004    AMOUNT     %
----------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Net income..................................................  $  874   $  560   $ 314     56.1%
Net interest income.........................................   3,392    3,779    (387)   (10.2)
Securitization revenue......................................    (386)    (541)    155     28.7
Fee and other income........................................     577      329     248     75.4
Intersegment revenues.......................................      53       48       5     10.4
Provision for credit losses.................................     963    1,399    (436)   (31.2)
Total costs and expenses....................................   1,246    1,274     (28)    (2.2)
Net interest margin, annualized.............................    7.41%    8.39%      -        -
Return on average managed assets............................    1.89     1.22       -        -


Our Consumer segment reported higher net income during both the three and six month periods ended June 30, 2005. The increase in net income was primarily due to lower provision for credit losses, higher fee and other income and lower costs and expenses, partially offset by lower net interest income. The decrease in credit loss provision is due to improved credit quality and a shift in mix to higher levels of real estate secured receivables primarily as a result of the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004. The increase in fee and other income is due to gains on the daily sales of domestic private label receivable originations to HSBC Bank USA and receipt of servicing revenue for servicing this portfolio, partially offset by lower fee income related to the sold receivables. The decrease in costs and expenses is due to lower REO expense and in the quarter, a lower estimate of exposure relating to accrued finance charges associated with certain loan restructures which were partially offset by higher salary and fringe expense.

Net interest income and net interest margin, annualized, decreased during both the three and six month periods ended June 30, 2005 compared to the year-ago periods primarily due to a shift in mix to lower yielding real estate secured receivable resulting from significantly lower levels of private label receivables primarily resulting from the sale of our private label portfolio in December 2004 as well as organic growth of real estate secured receivables. Also contributing to the decrease were lower yields on real estate secured and auto finance receivables as a result of competitive pressure on pricing and product expansion into near-prime consumer

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

segments, as well as the run off of higher yielding real estate secured receivables, including second lien loans, largely due to refinance activity. Our auto finance business experienced lower yields as we have targeted higher credit quality customers. Although higher credit quality receivables generate lower yields, such receivables are expected to result in lower operating costs, delinquency ratios and charge-off. The decreases in yield for our consumer segment receivable portfolio were partially offset by higher pricing on our variable rate products. A higher cost of funds due to a rising interest rate environment also contributed to the decrease in net interest margin.

During the three months ended June 30, 2005, we continued to experience improved credit quality. Our managed basis provision for credit losses, which includes both provision for owned basis receivables and over-the-life provision for receivables serviced with limited recourse, decreased during both the three and six month periods ended June 30, 2005 due to lower net charge-off levels as a result of improving credit quality and the impact of the sale of the domestic private label portfolio in December 2004, as well as lower securitization levels. We have experienced lower dollars of net charge-offs in our owned portfolio during the six months ended June 30, 2005 due to the sale of $12.2 billion of owned domestic private label receivables in December 2004 and as a result of improving credit quality. These factors more than offset increased requirements associated with receivable growth and has resulted in a decrease to our owned provision for credit losses compared to the prior year quarter and year-to-date period. Over-the-life provisions for credit losses for securitized receivables recorded in any given period reflect the level and product mix of securitizations in that period. Subsequent charge-offs of securitized receivables result in a decrease in the over-the-life reserves without any corresponding increase to managed loss provision. The combination of these factors resulted in a decrease in managed loss reserves and managed loss provision during the year. In the three months ended June 30, 2005, the provision for credit losses was greater than net charge-offs by $6 million while net charge-offs were greater than the provision for credit losses by $266 million for the year-to-date period. For 2004, we decreased managed loss reserves as net charge-offs were greater than the provision for credit losses by $163 million and $482 million in the year-ago periods.

Managed receivables increased 4 percent compared to $91.2 billion at March 31, 2005. Growth during the quarter was driven by higher real estate secured receivables in both our correspondent and branch-based consumer lending businesses. Real estate secured receivable levels do not include direct purchases of receivables by HSBC Bank USA from correspondents totaling $.5 billion, a portion of which we otherwise would have purchased. Growth in our correspondent business was supplemented by purchases from a single correspondent relationship which totaled $.3 billion in the quarter. Also contributing to the increase was $.2 billion from a portfolio acquisition program during the second quarter of 2005. We also experienced growth in auto finance receivables through the consumer direct loan program. Personal non-credit card receivables also increased during the current quarter reflecting normal seasonal patterns associated with pay downs which typically occur during the first quarter.

Compared to June 30, 2004, managed receivables increased 3 percent. The rate of increase in managed receivables was impacted by the sale of $15.6 billion in domestic private label receivables to HSBC Bank USA in December 2004. Had this sale not taken place, managed receivables would have increased by $18.7 billion or 20% at June 30, 2005. We continued to experience strong growth in our real estate secured portfolio in the second quarter of 2005. Real estate secured receivable levels do not include $2.3 billion of correspondent receivables purchased directly by HSBC Bank USA since June 30, 2004, a portion of which we otherwise would have purchased. Growth in real estate secured receivables was also supplemented by purchases from a single correspondent relationship which totaled $2.5 billion since June 30, 2004. Also contributing to the increase was $1.7 billion from a portfolio acquisition program since the prior year quarter. Our auto finance portfolio also reported strong growth as a result of newly originated loans acquired from our dealer network as well as increases through the consumer direct loan program. Personal non-credit card receivables increased from the year-ago period as we began to increase the availability of this product domestically in the second half of 2004 as a result of the improving U.S. economy.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

The increase in return on average managed assets reflects higher net income primarily due to lower provision for credit losses as a result of improving credit quality, partially offset by lower overall yields on our receivables. Additionally, ROMA at June 30, 2005 reflects higher average managed assets.

In accordance with Federal Financial Institutions Examination Council ("FFIEC") guidance, in the first quarter of 2006, the required minimum monthly payment amounts for domestic private label credit card accounts will change. As previously discussed, we sell new domestic private label receivable originations to HSBC Bank USA on a daily basis. Preliminary estimates of the potential impact to the business are based on numerous assumptions and take into account a number of factors which are difficult to predict, such as changes in customer behavior, which will not be fully known or understood until the changes are implemented. It is anticipated that the changes will reduce the premium associated with these daily sales beginning in 2006, but do not expect this will have a material impact on our consolidated results or on the results of the Consumer segment.

CREDIT CARD SERVICES SEGMENT The following table summarizes results for our Credit Card Services segment.


                                                                             INCREASE (DECREASE)
                                                                             --------------------
THREE MONTHS ENDED JUNE 30,                               2005      2004      AMOUNT        %
-------------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)
Net income.............................................  $   165   $   120    $    45       37.5%
Net interest income....................................      507       513         (6)      (1.2)
Securitization revenue.................................      (55)     (118)        63       53.4
Fee and other income...................................      475       398         77       19.3
Intersegment revenues..................................        5         6         (1)     (16.7)
Provision for credit losses............................      334       319         15        4.7
Total costs and expenses...............................      333       284         49       17.3
Receivables............................................   19,615    18,355      1,260        6.9
Assets.................................................   19,391    20,405     (1,014)      (5.0)
Net interest margin, annualized........................    10.20%    10.15%         -          -
Return on average managed assets.......................     3.42      2.35          -          -




                                                                             INCREASE (DECREASE)
                                                                             --------------------
SIX MONTHS ENDED JUNE 30,                                 2005      2004      AMOUNT        %
-------------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

Net income.............................................  $   313   $   257    $    56       21.8%
Net interest income....................................    1,013     1,041        (28)      (2.7)
Securitization revenue.................................     (119)     (145)        26       17.9
Fee and other income...................................      912       811        101       12.5
Intersegment revenues..................................       11        14         (3)     (21.4)
Provision for credit losses............................      655       740        (85)     (11.5)
Total costs and expenses...............................      657       561         96       17.1
Net interest margin, annualized........................    10.27%    10.08%         -          -
Return on average managed assets.......................     3.24      2.45          -          -


Our Credit Card Services segment reported higher net income during both the three and six month periods ended June 30, 2005. The increase in net income during the current quarter was due to higher fee and other income, partially offset by higher provision for credit losses, lower net interest income and higher operating expenses. The increase in net income for the year-to-date period reflects higher fee and other income and lower provision for credit losses, partially offset by higher operating expenses and lower net interest income. The decrease in net interest income during both periods primarily reflects higher interest expense as a result of

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

a rising interest rate environment. Net interest margin increased compared to the year-ago periods primarily due to increases in the subprime receivable levels, the impact of lower amortization from receivable origination costs resulting from changes in the contractual marketing responsibilities in July 2004 associated with the GM Card(R), higher pricing on variable rate products as well as other repricing initiatives, and lower average interest earning assets due to lower levels of low yielding investment securities, partially offset by higher interest expense. Although our subprime receivables tend to have smaller balances, they generate higher returns both in terms of net interest margin and fee income. Net interest margin for both periods was positively impacted by the disposal of certain low yielding investment securities as a result of the elimination of investments dedicated to our credit card bank resulting from our acquisition by HSBC. Increases in fee and other income resulted from portfolio growth and higher interchange fees, as well as increased gains from the daily sale of new volume related to the MasterCard/Visa account relationships purchased from HSBC Bank USA in July 2004. We decreased managed loss reserves by recording loss provision less than net charge-off of $3 million in the second quarter of 2005 and $26 million year-to-date, compared to recording loss provision less than net charge-off of $67 million and $20 million in the year-ago periods.

Managed receivables of $19.6 billion increased 3 percent compared to $19.1 billion at March 31, 2005. Compared to June 30, 2004, managed receivables increased 7 percent. The increase during both periods reflects organic growth in our HSBC branded prime, UP and subprime portfolios, which was partially offset by the continued decline in certain older acquired portfolios.

The increase in ROMA in both periods reflects lower average managed assets as well as the higher net income discussed above. The decrease in average managed assets is due to lower investment securities during 2005 as a result of the elimination of investments dedicated to our credit card bank resulting from our acquisition by HSBC.

In accordance with FFIEC guidance, in the second half of 2005, our credit card services business will change the required minimum monthly payment amounts and for non-prime credit card accounts limit certain fee billings. Preliminary estimates of the potential impact to the business are based on numerous assumptions and take into account a number of factors which are difficult to predict, such as changes in customer behavior, which will not be fully known or understood until the changes are implemented. It is anticipated that the changes will result in decreased fee income and an increase in the provision for credit losses beginning in 2006 but we do not expect this will have a material impact on our consolidated results. However, the impact may be material to the Credit Card Services segment in 2006.

As previously disclosed, we sold our domestic private label portfolio to HSBC Bank USA in December 2004. We and HSBC Bank USA will consider potential transfers of some of our MasterCard and Visa receivables to HSBC Bank USA in the future based upon continuing evaluation of capital and liquidity at each entity.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

INTERNATIONAL SEGMENT The following table summarizes results for our International segment:

                                                                              INCREASE (DECREASE)
                                                                              -------------------
THREE MONTHS ENDED JUNE 30,                                2005      2004      AMOUNT       %
-------------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Net (loss) income.......................................  $   (14)  $    34    $  (48)     (100+)%
Net interest income.....................................      224       196        28       14.3
Securitization revenue..................................        4         3         1       33.3
Fee and other income....................................      141       122        19       15.6
Intersegment revenues...................................        4         3         1       33.3
Provision for credit losses.............................      166        93        73       78.5
Total costs and expenses................................      217       173        44       25.4
Receivables.............................................   12,581    11,380     1,201       10.6
Assets..................................................   13,492    12,342     1,150        9.3
Net interest margin annualized..........................     6.93%     6.91%        -          -
Return on average managed assets........................     (.41)     1.10         -          -




                                                                              INCREASE (DECREASE)
                                                                              -------------------
SIX MONTHS ENDED JUNE 30,                                  2005      2004      AMOUNT       %
-------------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Net (loss) income.......................................  $   (23)  $    62    $  (85)     (100+)%
Net interest income.....................................      453       398        55       13.8
Securitization revenue..................................       14        (6)       20       100+
Fee and other income....................................      271       239        32       13.4
Intersegment revenues...................................        7         7         -          -
Provision for credit losses.............................      331       188       143       76.1
Total costs and expenses................................      433       345        88       25.5
Net interest margin annualized..........................     6.97%     7.00%        -          -
Return on average managed assets........................     (.33)     1.01         -          -


Our International segment reported a net loss in both periods. The losses reflect higher provision for credit losses and higher operating expenses, partially offset by higher net interest income, increased fee and other income and for the year-to-date period higher securitization revenue. Applying constant currency rates, which uses the average rate of exchange for the three and six months period ended June 30, 2004 to translate current period net income, would not have resulted in a materially different net loss for either the 2005 current quarter or year-to-date period.

Net interest income increased during both periods due to higher receivable levels, partially offset by higher cost of funds in the U.K. due to a rising interest rate environment. Net interest margin, annualized, which was essentially flat during the current quarter, decreased in the year-to-date period due to run-off of higher yielding receivables, competitive pricing pressures holding down yields on our personal loans in the U.K. and increased cost of funds. These were partially offset by increased yields on credit cards as interest-free balances were not promoted as strongly as in the past. Securitization revenues increased during the year-to-date period due to higher levels of receivable replenishments to support previously issued securities in the U.K. as well as the recognition of residual balances associated with certain expired securitization transactions. Fee and other income increased primarily due to higher insurance revenues. Provision for credit losses increased primarily due to higher delinquency and charge-off levels in the U.K. due to a general increase in consumer bad debts in the U.K. market, including increased bankruptcies. We increased managed loss reserves by recording loss provision greater than net charge-offs of $53 million for the current quarter and $108 million year-to-date compared with $9 million and $22 million in the year-ago periods. Total costs and expenses increased
                                        36

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

primarily due to higher expenses to support receivable growth and collection activities, higher policyholder benefits because of increased insurance sales volumes, and for the six month period costs associated with branch closures in the U.K.

Compared to March 31, 2005, managed receivables decreased 4 percent due to decreases in retail sales volume due to a slow down in retail consumer spending in the U.K. Compared to June 30, 2004, managed receivables increased 11 percent due to strong growth in our real estate secured, personal non-credit card and MasterCard/Visa portfolios as well as growth from the introduction of auto finance receivables in Canada in the third quarter of 2004. Applying constant currency rates, managed receivables at June 30, 2005 would have been $549 million higher using March 31, 2005 exchange rates and $97 million lower using June 30, 2004 exchange rates.

The decrease in ROMA in both the three and six month periods ended June 30, 2005 reflects the net losses incurred, primarily due to higher provision for credit losses due to higher delinquency and charge-off levels in the U.K. and lower overall yields on our receivables, as well as higher average managed assets primarily due to receivable growth since June 30, 2004.

As part of ongoing integration efforts with HSBC, we have begun working with HSBC to determine if funding synergies and management efficiencies could be achieved by transferring our U.K. and other European operations to a U.K. based subsidiary of HSBC. As of the date of this filing, a decision has not been made regarding the potential transfer of the U.K. and other European operations. We anticipate that a decision regarding this potential transfer will be reached in the third quarter of 2005.

Reconciliation of Managed Basis Segment Results Fair value adjustments related to purchase accounting and related amortization have been allocated to Corporate, which is included in the "All Other" caption within our segment disclosure. Reconciliations of our managed basis segment results to managed basis and owned basis consolidated totals are as follows:

                                                                                                    MANAGED
                                             CREDIT                                ADJUSTMENTS/      BASIS
                                              CARD                                 RECONCILING    CONSOLIDATED
                                 CONSUMER   SERVICES   INTERNATIONAL   ALL OTHER      ITEMS          TOTALS
--------------------------------------------------------------------------------------------------------------
                                                                 (IN MILLIONS)
THREE MONTHS ENDED JUNE 30,
 2005
Net interest income............  $ 1,699    $   507       $   224       $  (146)     $     -        $  2,284
Securitization revenue.........     (151)       (55)            4           (15)           -            (217)
Fee and other income...........      292        475           141           270          (34)(1)       1,144
Intersegment revenues..........       26          5             4            (1)         (34)(1)           -
Provision for credit losses....      580        334           166             -            3(5)        1,083
Total costs and expenses.......      578        333           217           314            -           1,442
Net income.....................      440        165           (14)          (95)         (24)            472
Receivables....................   95,300     19,615        12,581           245            -         127,741
Assets.........................   96,188     19,391        13,492        26,223       (8,571)(2)     146,723
                                 -------    -------       -------       -------      -------        --------
THREE MONTHS ENDED JUNE 30,
 2004
Net interest income............  $ 1,915    $   513       $   196       $   (42)     $     -        $  2,582
Securitization revenue.........     (285)      (118)            3           (36)           -            (436)
Fee and other income...........      161        398           122           337          (34)(1)         984
Intersegment revenues..........       26          6             3            (1)         (34)(1)           -
Provision for credit losses....      734        319            93            (1)           -           1,145
Total costs and expenses.......      647        284           173           217            -           1,321
Net income.....................      256        120            34            45          (22)            433
Receivables....................   92,196     18,355        11,380           337            -         122,268
Assets.........................   94,799     20,405        12,342        24,471       (8,648)(2)     143,369
                                 -------    -------       -------       -------      -------        --------


                                                  OWNED BASIS
                                 SECURITIZATION   CONSOLIDATED
                                  ADJUSTMENTS        TOTALS
-------------------------------  -----------------------------
                                         (IN MILLIONS)
THREE MONTHS ENDED JUNE 30,
 2005
Net interest income............     $   (249)(3)    $  2,035
Securitization revenue.........          271(3)           54
Fee and other income...........          (74)(3)       1,070
Intersegment revenues..........            -               -
Provision for credit losses....          (52)(3)       1,031
Total costs and expenses.......            -           1,442
Net income.....................            -             472
Receivables....................       (8,980)(4)     118,761
Assets.........................       (8,980)(4)     137,743
                                    --------        --------
THREE MONTHS ENDED JUNE 30,
 2004
Net interest income............     $   (652)(3)    $  1,930
Securitization revenue.........          702(3)          266
Fee and other income...........         (198)(3)         786
Intersegment revenues..........            -               -
Provision for credit losses....         (148)(3)         997
Total costs and expenses.......            -           1,321
Net income.....................            -             433
Receivables....................      (22,836)(4)      99,432
Assets.........................      (22,836)(4)     120,533
                                    --------        --------


                                        37

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

                                                                                                    MANAGED
                                             CREDIT                                ADJUSTMENTS/      BASIS
                                              CARD                                 RECONCILING    CONSOLIDATED
                                 CONSUMER   SERVICES   INTERNATIONAL   ALL OTHER      ITEMS          TOTALS
--------------------------------------------------------------------------------------------------------------
                                                                 (IN MILLIONS)
SIX MONTHS ENDED JUNE 30, 2005
Net interest income............  $ 3,392    $ 1,013       $   453       $  (354)     $     -        $  4,504
Securitization revenue.........     (386)      (119)           14           (34)           -            (525)
Fee and other income...........      577        912           271           920          (68)(1)       2,612
Intersegment revenues..........       53         11             7            (3)         (68)(1)           -
Provision for credit losses....      963        655           331             -            5(5)        1,954
Total costs and expenses.......    1,246        657           433           648            -           2,984
Net income.....................      874        313           (23)          (19)         (47)          1,098
SIX MONTHS ENDED JUNE 30, 2004
Net interest income............  $ 3,779    $ 1,041       $   398       $   (62)     $     -        $  5,156
Securitization revenue.........     (541)      (145)           (6)          (93)           -            (785)
Fee and other income...........      329        811           239           743          (67)(1)       2,055
Intersegment revenues..........       48         14             7            (2)         (67)(1)           -
Provision for credit losses....    1,399        740           188            (2)           1(5)        2,326
Total costs and expenses.......    1,274        561           345           551            -           2,731
Net income.....................      560        257            62            67          (43)            903



                                                  OWNED BASIS
                                 SECURITIZATION   CONSOLIDATED
                                  ADJUSTMENTS        TOTALS
-------------------------------  -----------------------------
                                         (IN MILLIONS)
SIX MONTHS ENDED JUNE 30, 2005
Net interest income............     $   (581)(3)    $  3,923
Securitization revenue.........          664(3)          139
Fee and other income...........         (165)(3)       2,447
Intersegment revenues..........            -               -
Provision for credit losses....          (82)(3)       1,872
Total costs and expenses.......            -           2,984
Net income.....................            -           1,098
SIX MONTHS ENDED JUNE 30, 2004
Net interest income............     $ (1,406)(3)    $  3,750
Securitization revenue.........        1,399(3)          614
Fee and other income...........         (394)(3)       1,661
Intersegment revenues..........            -               -
Provision for credit losses....         (401)(3)       1,925
Total costs and expenses.......            -           2,731
Net income.....................            -             903


---------------

(1) Eliminates intersegment revenues.

(2) Eliminates investments in subsidiaries and intercompany borrowings.

(3) Reclassifies net interest income, fee income and provision for credit losses relating to securitized receivables to other revenues.

(4) Represents receivables serviced with limited recourse.

(5) Eliminates bad debt recovery sales between operating segments.

CREDIT QUALITY
--------------------------------------------------------------------------------

CREDIT LOSS RESERVES

We maintain credit loss reserves to cover probable losses of principal, interest and fees, including late, overlimit and annual fees. Credit loss reserves are based on a range of estimates and are intended to be adequate but not excessive. We estimate probable losses for owned consumer receivables using a roll rate migration analysis that estimates the likelihood that a loan will progress through the various stages of delinquency, or buckets, and ultimately charge-off. This analysis considers delinquency status, loss experience and severity and takes into account whether loans are in bankruptcy, have been restructured or rewritten, or are subject to forbearance, an external debt management plan, hardship, modification, extension or deferment. Our credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, for the loan in the event of default. Delinquency status may be affected by customer account management policies and practices, such as the restructure of accounts, forbearance agreements, extended payment plans, modification arrangements, external debt management programs, loan rewrites and deferments. If customer account management policies, or changes thereto, shift loans from a "higher" delinquency bucket to a "lower" delinquency bucket, this will be reflected in our roll rate statistics. To the extent that restructured accounts have a greater propensity to roll to higher delinquency buckets, this will be captured in the roll rates. Since the loss reserve is computed based on the composite of all of these calculations, this increase in roll rate will be applied to receivables in all respective delinquency buckets, which will increase the overall reserve level. In addition, loss reserves on consumer receivables are maintained to reflect our judgment of portfolio risk factors that may not be fully reflected in the statistical roll rate calculation. Risk factors considered in establishing loss reserves on consumer receivables include recent growth, product mix, bankruptcy trends, geographic concentrations, economic conditions, portfolio seasoning, account management policies and practices and current levels of charge-offs and delinquencies.

While our credit loss reserves are available to absorb losses in the entire portfolio, we specifically consider the credit quality and other risk factors for each of our products. We recognize the different inherent loss characteristics in each of our products as well as customer account management policies and practices and risk

                                        38

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

management/collection practices. Charge-off policies are also considered when establishing loss reserve requirements to ensure the appropriate reserves exist for products with longer charge-off periods. We also consider key ratios such as reserves to nonperforming loans and reserves as a percent of net annualized charge-offs in developing our loss reserve estimates. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside of our control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change. See Note 3, "Receivables," in the accompanying consolidated financial statements for receivables by product type and Note 4, "Credit Loss Reserves," for an analysis of changes in the credit loss reserves.

The following table summarizes owned basis credit loss reserves:


                                                              JUNE 30,   MARCH 31,   JUNE 30,
                                                                2005       2005        2004
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Owned credit loss reserves..................................   $3,756     $3,581      $3,795
Reserves as a percent of:
  Receivables...............................................     3.16%      3.19%       3.82%
  Net charge-offs(1)........................................    111.3      103.7        98.2
  Nonperforming loans.......................................    107.6      103.6       103.0


---------------

(1) Quarter-to-date, annualized.

Owned credit loss reserves at June 30, 2005 increased as compared to March 31, 2005 as the provision for owned credit losses during the current quarter was $187 million greater than net charge-offs reflecting higher levels of owned receivables partially offset by continued improvements in credit quality. Owned credit loss reserves at June 30, 2005 decreased as compared to June 30, 2004 reflecting improved credit quality and a shift in mix to higher levels of secured receivables which were partially offset by growth. Compared to the year ago period, the decrease also reflects the release of $505 million of owned credit loss reserves associated with the sold domestic private label portfolio. During the three months ended June 30, 2004, provision for owned credit losses was $32 million greater than net charge-offs. Reserve levels at June 30, 2005 reflect the factors discussed above. The trends in the reserve ratios reflect the fact that we are experiencing a shift in our loan portfolio to higher credit quality receivables, particularly real estate secured and auto finance receivables.

For securitized receivables, we also record a provision for estimated probable losses that we expect to incur under the recourse provisions. The following table summarizes managed credit loss reserves:


                                                              JUNE 30,   MARCH 31,   JUNE 30,
                                                                2005       2005        2004
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Managed credit loss reserves................................   $4,281     $4,242      $5,699
Reserves as a percent of:
  Receivables...............................................     3.35%      3.43%       4.66%
  Net charge-offs(1)........................................    104.1       94.9       104.2
  Nonperforming loans.......................................    110.2      106.9       122.8


---------------

(1) Quarter-to-date, annualized.

Managed credit loss reserves at June 30, 2005 were relatively flat compared to March 31, 2005 as increases in our owned credit loss reserves as discussed above were offset by lower reserves on securitized receivables due to run-off. Managed credit loss reserves at June 30, 2005 decreased as compared to June 30, 2004 as a result of improvements in credit quality, changes in securitization levels and the sale of our domestic private label receivable portfolio in December 2004 as previously discussed.

                                        39

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

See "Basis of Reporting" for additional discussion on the use of non-GAAP financial measures and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations of the non-GAAP financial measures to the comparable GAAP basis financial measure.

DELINQUENCY - OWNED BASIS

The following table summarizes two-months-and-over contractual delinquency (as a percent of consumer receivables):

                                                              JUNE 30,   MARCH 31,   JUNE 30,
                                                                2005       2005        2004
---------------------------------------------------------------------------------------------
Real estate secured.........................................    2.56%      2.62%       3.39%
Auto finance................................................    2.08       1.65        2.12
MasterCard/Visa.............................................    4.14       4.60        5.83
Private label...............................................    4.91       4.71        5.00
Personal non-credit card....................................    8.84       8.63        8.92
                                                                ----       ----        ----
Total.......................................................    3.73%      3.78%       4.57%
                                                                ====       ====        ====


Total owned delinquency as a percentage of consumer receivables decreased 5 basis points compared to the prior quarter. The decrease in the delinquency ratio is consistent with improvements in the delinquency roll rate trends we experienced throughout 2004 as a result of improvements in the economy, better underwriting and improved quality of originations. The overall decrease in the delinquency ratio of our real estate secured portfolio reflects receivable growth, improved collection efforts, the recent trend of better quality in new originations and improved economic conditions. The increase in the auto finance delinquency ratio reflects seasonal patterns. The decrease in the MasterCard/Visa delinquency ratio reflects changes in receivable mix resulting from lower securitization levels and for our domestic receivables improved credit quality, improvements in the economy and enhanced resources in collections. These decreases were partially offset by increases in delinquencies in our foreign MasterCard/Visa receivables due to a general increase in consumer bad debts in the U.K. market, including increased bankruptcies. The increases in the delinquency ratio in our private label receivables (which includes our foreign private label portfolio that was not sold to HSBC Bank USA in December
2004) and our personal non-credit card portfolio also reflects the general increase in consumer bad debts in the U.K. market, including increased bankruptcies. The increases in personal non-credit card delinquencies was partially offset by improved collection efforts and economic conditions in the U.S.

Compared to a year ago, total delinquency decreased 84 basis points as all products reported lower delinquency levels. The improvements are generally the result of improvements in the U.S. economy, better underwriting and higher levels of real estate secured receivables. Delinquency levels at June 30, 2004 include the domestic private label portfolio which contributed approximately 8 basis points to total delinquency.

                                        40

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

NET CHARGE-OFFS OF CONSUMER RECEIVABLES - OWNED BASIS

The following table summarizes net charge-offs of consumer receivables (as a percent, annualized, of average consumer receivables):

                                                              JUNE 30,   MARCH 31,   JUNE 30,
                                                                2005       2005        2004
---------------------------------------------------------------------------------------------
Real estate secured.........................................     .78%       .87%       1.04%
Auto finance................................................    2.61       3.80        3.05
MasterCard/Visa.............................................    6.93       7.17        9.91
Private label...............................................    4.36       4.18        5.06
Personal non-credit card....................................    7.77       8.18       10.59
                                                                ----       ----       -----
Total.......................................................    2.93%      3.15%       4.02%
                                                                ====       ====       =====
Real estate secured net charge-offs and REO expense as a
  percent of average real estate secured receivables........     .84%      1.01%       1.47%


Net charge-offs as a percent, annualized, of average consumer receivables decreased during the quarter ended June 30, 2005 compared to the quarter ended March 31, 2005 as the lower delinquency levels we have been experiencing due to an improving economy continue to have an impact on charge-offs. The impact of the lower delinquency levels was partially offset by an increase in bankruptcy filings due to new bankruptcy legislation in the U.S. which will become effective later this year. Our real estate secured portfolio experienced a decrease in net charge-offs reflecting improved collection efforts, the recent trend of better quality in new originations and improved economic conditions. The decrease in auto finance net charge-offs reflects a seasonal pattern related to higher charge-offs in the first quarter. The decrease in MasterCard/Visa charge-offs reflects changes in receivable mix resulting from lower securitization levels and continued improved credit quality. The increase in net charge-offs for the private label portfolio reflects the general increase in consumer bad debts in the U.K. markets, including increased bankruptcies. The decrease in net charge-offs in the personal non-credit card portfolio reflects the lower level of delinquency experienced in prior quarters.

Total net charge-offs as a percentage, annualized, of average consumer receivables for the current quarter decreased from the June 2004 net charge-off levels. Principal factors behind the decrease were receivable growth, improved collections and better underwriting, including both improved modeling and improved credit quality of originations, improved economic conditions, as well as the sale of our domestic private label portfolio in December 2004. These were partially offset by the increased bankruptcy filings discussed above. The June 2004 net charge-off ratio includes the domestic private label portfolio which contributed 17 basis points to the ratio. The decrease in auto finance net charge-offs also reflects improved used auto prices which resulted in lower loss severities.


OWNED NONPERFORMING ASSETS

                                                              JUNE 30,   MARCH 31,   JUNE 30,
                                                                2005       2005        2004
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Nonaccrual receivables......................................   $3,008     $2,956      $2,833
Accruing consumer receivables 90 or more days delinquent....      482        499         849
Renegotiated commercial loans...............................        1          1           2
                                                               ------     ------      ------
Total nonperforming receivables.............................    3,491      3,456       3,684
Real estate owned...........................................      459        509         624
                                                               ------     ------      ------
Total nonperforming assets..................................   $3,950     $3,965      $4,308
                                                               ======     ======      ======
Credit loss reserves as a percent of nonperforming
  receivables...............................................    107.6%     103.6%      103.0%


                                        41

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

Total nonperforming assets at June 30, 2005 were relatively flat compared to March 31, 2005. The decrease in total nonperforming assets compared to June 30, 2004 is due to improved credit quality, continued improvement in the economy, collection efforts as well as the impact of the bulk sale of our domestic private label receivable portfolio in December 2004. Consistent with industry practice, accruing consumer receivables 90 or more days delinquent includes domestic MasterCard and Visa and for June 30, 2004 our domestic private label credit card receivables.

ACCOUNT MANAGEMENT POLICIES AND PRACTICES

Our policies and practices for the collection of consumer receivables, including our customer account management policies and practices, permit us to reset the contractual delinquency status of an account to current, based on indicia or criteria which, in our judgment, evidence continued payment probability. Such policies and practices vary by product and are designed to manage customer relationships, maximize collection opportunities and avoid foreclosure or repossession if reasonably possible. If the account subsequently experiences payment defaults, it will again become contractually delinquent.

The tables below summarize approximate restructuring statistics in our managed basis domestic portfolio. We report our restructuring statistics on a managed basis only because the receivables that we securitize are subject to underwriting standards comparable to our owned portfolio, are generally serviced and collected without regard to ownership and result in a similar credit loss exposure for us. As previously reported, we use certain assumptions and estimates to compile our restructure statistics. We continue to enhance our ability to capture and segment restructure data across all business units. When comparing restructuring statistics from different periods, the fact that our restructure policies and practices will change over time, that exceptions are made to those policies and practices, and that our data capture methodologies have been enhanced, should be taken into account.

                                        42

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

TOTAL RESTRUCTURED BY RESTRUCTURE PERIOD - DOMESTIC PORTFOLIO(1)
(MANAGED BASIS)

                                                              JUNE 30,   MARCH 31,   JUNE 30,
                                                              2005(3)     2005(3)      2004
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Never restructured..........................................     88.0%       87.2%      86.1%
Restructured:
  Restructured in the last 6 months.........................      4.2         4.8        4.8
  Restructured in the last 7-12 months......................      3.3         3.2        4.0
  Previously restructured beyond 12 months..................      4.5         4.8        5.1
                                                              -------     -------    -------
  Total ever restructured(2)................................     12.0        12.8       13.9
                                                              -------     -------    -------
Total.......................................................    100.0%      100.0%     100.0%
                                                              =======     =======    =======
TOTAL RESTRUCTURED BY PRODUCT - DOMESTIC PORTFOLIO(1)
(MANAGED BASIS)
Real estate secured.........................................  $ 8,277     $ 8,470    $ 8,885
Auto finance................................................    1,585       1,560      1,304
MasterCard/Visa.............................................      526         567        639
Private label(3)............................................       24          23        830
Personal non-credit card....................................    3,396       3,466      3,727
                                                              -------     -------    -------
Total.......................................................  $13,808     $14,086    $15,385
                                                              =======     =======    =======
(AS A PERCENT OF MANAGED RECEIVABLES)
Real estate secured.........................................     12.0%       12.9%      16.5%
Auto finance................................................     14.9        15.3       14.0
MasterCard/Visa.............................................      2.7         3.0        3.6
Private label(3)............................................      7.1         7.0        5.6
Personal non-credit card....................................     21.6        22.3       25.0
                                                              -------     -------    -------
Total(2)....................................................     12.0%       12.8%      13.9%
                                                              =======     =======    =======


---------------

(1) Excludes foreign businesses, commercial and other.

(2) Total including foreign businesses was 11.3 percent at June 30, 2005, 11.9 percent at March 31, 2005, and 13.0 percent at June 30, 2004.

(3) Reflects consumer lending retail sales contracts which have historically been classified as private label.

See "Credit Quality Statistics" for further information regarding owned basis and managed basis delinquency, charge-offs and nonperforming loans.

The amount of domestic and foreign managed receivables in forbearance, modification, credit card services approved consumer credit counseling accommodations, rewrites or other customer account management techniques for which we have reset delinquency and that is not included in the restructured or delinquency statistics was approximately $.4 billion or .3 percent of managed receivables at June 30, 2005, $.4 billion or .4 percent of managed receivables at March 31, 2005 and $.5 billion or .4 percent of managed assets at June 30, 2004.



LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

We continue to focus on balancing our use of affiliate and third-party funding sources to minimize funding expense while maximizing liquidity. As discussed below, we supplemented unsecured debt issuance during the
                                        43

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

six months ended June 30, 2005 with proceeds from the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004, debt issued to affiliates, higher levels of commercial paper and the issuance of Series B preferred stock.

Because we are now a subsidiary of HSBC, our credit spreads relative to Treasuries have tightened compared to those we experienced during the months leading up to the announcement of our acquisition by HSBC. Primarily as a result of these tightened credit spreads, we recognized cash funding expense savings of approximately $252 million in the six months ended June 30, 2005 ($132 million in the three months ended June 30, 2005) and approximately $140 million in the six months ended June 30, 2004 ($70 million in the three months ended June 30, 2004) compared to the funding costs we would have incurred using average spreads and funding mix from the first half of 2002. It is anticipated that these tightened credit spreads and other funding synergies including asset transfers will eventually enable HSBC to realize annual cash funding expense savings, including external fee savings, in excess of $1 billion per year as our existing term debt matures over the course of the next few years. The portion of these savings to be realized by HSBC Finance Corporation will depend in large part upon the amount and timing of various initiatives between HSBC Finance Corporation and other HSBC subsidiaries.

Debt due to affiliates and other HSBC related funding are summarized in the following table:


                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
                                                                   (IN BILLIONS)
Debt issued to HSBC subsidiaries:
  Drawings on bank lines in the U.K. .......................   $ 6.9        $ 7.5
  Term debt.................................................     9.2          6.0
  Preferred securities issued by Household Capital Trust
     VIII...................................................      .3           .3
                                                               -----        -----
  Total debt issued to HSBC subsidiaries....................    16.4         13.8
                                                               -----        -----
Debt issued to HSBC clients:
  Euro commercial paper.....................................     3.5          2.6
  Term debt.................................................     1.0           .8
                                                               -----        -----
  Total debt issued to HSBC clients.........................     4.5          3.4
Preferred stock held by HSBC Investments (North America)
  Inc. .....................................................     1.1          1.1
Cash received on bulk and subsequent sales of domestic
  private label receivables to HSBC Bank USA, net
  (cumulative)..............................................    13.1         12.4
Real estate secured receivable activity with HSBC Bank USA:
  Cash received on sales (cumulative).......................     3.7          3.7
  Direct purchases from correspondents (cumulative).........     3.9          2.8
  Run-off of real estate secured receivable activity with
     HSBC Bank USA..........................................    (2.5)        (1.5)
                                                               -----        -----
Total real estate secured receivable activity with HSBC Bank
  USA.......................................................     5.1          5.0
                                                               -----        -----
Total HSBC related funding..................................   $40.2        $35.7
                                                               =====        =====


At June 30, 2005, funding from HSBC, including debt issuances to HSBC subsidiaries and clients and preferred stock held by HSBC Investments (North America) Inc. ("HINO") but excluding cash received on asset sales to HSBC subsidiaries, represented 18 percent of our total managed debt and preferred stock funding. At December 31, 2004, funding from HSBC, including debt issuances to HSBC subsidiaries and clients and preferred stock held by HINO but excluding cash received on asset sales to HSBC subsidiaries, represented 15 percent of our total managed debt and preferred stock funding.

In addition to the HSBC related funding received, we have extended lines of credit and promissory notes to other HSBC subsidiaries at interest rates comparable to third-party rates for notes with similar terms. At

                                        44

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

June 30, 2005, $1.5 billion was outstanding under these agreements compared to $.6 billion outstanding at December 31, 2004.

Proceeds from the December 2004 domestic private label bulk receivable sale to HSBC Bank USA of $12.4 billion were used to pay down short-term domestic borrowings, including outstanding commercial paper balances, and to fund operations. Excess liquidity from the sale was used to temporarily fund available for sale investments at December 31, 2004.

As of June 30, 2005, we had revolving credit facilities of $2.5 billion from HSBC domestically and $10.0 billion from HSBC subsidiaries in the U.K. There have been no draws on the domestic line. At June 30, 2005, $6.9 billion was outstanding under the U.K. lines. We had derivative contracts with a notional value of $58.4 billion, or approximately 94 percent of total derivative contracts, outstanding with HSBC affiliates at June 30, 2005. We had derivative contracts with a notional value of $62.6 billion, or approximately 87 percent of total derivative contracts, outstanding with HSBC affiliates at December 31, 2004.

SECURITIES totaled $4.0 billion at June 30, 2005 and $3.6 billion at December 31, 2004. Securities purchased under agreements to resell totaled $.4 billion at June 30, 2005 and $2.7 billion at December 31, 2004. Interest bearing deposits with banks totaled $.4 billion at June 30, 2005 and $.6 billion at December 31, 2004. Our total investment balances at December 31, 2004 were high as a result of the timing of the bulk sale of the domestic private label receivable portfolio to HSBC Bank USA on December 29, 2004.

COMMERCIAL PAPER, BANK AND OTHER BORROWINGS totaled $10.6 billion at June 30, 2005 and $9.0 billion at December 31, 2004. The increase at June 30, 2005 was a result of higher levels of short-term notes outstanding as well as higher levels of commercial paper as compared to the lower levels outstanding at December 31, 2004 as the proceeds from the sale of the domestic private label loan portfolio to HSBC Bank USA were used to reduce the outstanding balances. Included in this total was outstanding Euro commercial paper sold to customers of HSBC of $3.5 billion at June 30, 2005 and $2.6 billion at December 31, 2004.

During the second quarter of 2005, all three major domestic rating agencies approved a plan which allows us to increase our commercial paper issuances as a result of lowering the coverage ratio of bank credit facilities to outstanding commercial paper from 100% to 80%. This plan also assumes that the combination of bank credit facilities and undrawn conduit facilities will, at all times, exceed 115% of outstanding commercial paper. This approved plan will result in an increase in our maximum outstanding commercial paper balance to in excess of $12.0 billion.

LONG TERM DEBT (with original maturities over one year) increased to $87.0 billion at June 30, 2005 from $85.4 billion at December 31, 2004. Significant third party issuance during the six months ended June 30, 2005 included the following:
     - $6.7 billion of domestic and foreign medium-term notes
     - $1.2 billion of foreign currency-denominated bonds
     - $.7 billion of InterNotes(SM) (retail-oriented medium-term notes)
     - $5.5 billion of global debt
     - $2.4 billion of securities backed by real estate secured, auto finance, and MasterCard/Visa receivables. For accounting purposes, these transactions were structured as secured financings.

In June 2005, we redeemed the junior subordinated notes issued to the Household Capital Trust V with an outstanding principal balance of $309 million.

PREFERRED SHARES In June 2005, we issued 575,000 shares of Series B Preferred Stock for $575 million. Dividends on the Series B Preferred Stock are non-cumulative and payable quarterly at a rate of 6.36 percent commencing September 15, 2005. The Series B Preferred Stock may be redeemed at our option after June 23, 2005.

                                        45

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

SELECTED CAPITAL RATIOS are summarized in the following table:

                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
TETMA(1)....................................................    7.52%        6.68%
TETMA + Owned Reserves(1)...................................   10.29         9.45
Tangible common equity to tangible managed assets(1)........    5.38         4.67
Common and preferred equity to owned assets.................   13.42        13.01
Excluding purchase accounting adjustments:
  TETMA(1)..................................................    8.78         8.38
  TETMA + Owned Reserves(1).................................   11.55        11.16
  Tangible common equity to tangible managed assets(1)......    6.64         6.38


---------------

(1) TETMA, TETMA + Owned Reserves and tangible common equity to tangible managed assets represent non-GAAP financial ratios that are used by HSBC Finance Corporation management and certain rating agencies to evaluate capital adequacy and may differ from similarly named measures presented by other companies. See "Basis of Reporting" for additional discussion on the use of non-GAAP financial measures and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

SECURITIZATIONS AND SECURED FINANCINGS Securitizations (collateralized funding transactions structured to receive sale treatment under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125," ("SFAS No. 140")) and secured financings (collateralized funding transactions which do not receive sale treatment under SFAS No. 140) of consumer receivables have been used to limit our reliance on the unsecured debt markets.

In a securitization, a designated pool of non-real estate consumer receivables is removed from the balance sheet and transferred through a limited purpose financing subsidiary to an unaffiliated trust. This unaffiliated trust is a qualifying special purpose entity ("QSPE") as defined by SFAS No. 140 and, therefore, is not consolidated. The QSPE funds its receivable purchase through the issuance of securities to investors, entitling them to receive specified cash flows during the life of the securities. The receivables transferred to the QSPE serve as collateral for the securities. At the time of sale, an interest-only strip receivable is recorded, representing the present value of the cash flows we expect to receive over the life of the securitized receivables, net of estimated credit losses and debt service. Under the terms of the securitizations, we receive annual servicing fees on the outstanding balance of the securitized receivables and the rights to future residual cash flows on the sold receivables after the investors receive their contractual return. Cash flows related to the interest-only strip receivables and servicing the receivables are collected over the life of the underlying securitized receivables.

In a secured financing, a designated pool of receivables are conveyed to a wholly owned limited purpose subsidiary, which in turn transfers the receivables to a trust that sells interests to investors. Repayment of the debt issued by the trust is secured by the receivables transferred. The transactions are structured as secured financings under SFAS No. 140. Therefore, the receivables and the underlying debt of the trust remain on our balance sheet. We do not recognize a gain in a secured financing transaction. Because the receivables and the debt remain on our balance sheet, revenues and expenses are reported consistently with our owned balance sheet portfolio. Using this source of funding results in similar cash flows as issuing debt through alternative funding sources.

Under IFRS and prior to 2005 under U.K. GAAP, our securitizations are treated as secured financings. In order to align our accounting treatment with that of HSBC, starting in the third quarter of 2004 we began to structure all new collateralized funding transactions as secured financings. However, because existing public MasterCard and Visa credit card transactions were structured as sales to revolving trusts that require replenishments of receivables to support previously issued securities, receivables will continue to be sold to

                                        46

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

these trusts until the revolving periods end, the last of which is expected to occur in 2008 based on current projections. Private label trusts that publicly issued securities are now replenished by HSBC Bank USA as a result of the daily sale of new domestic private label credit card originations to HSBC Bank USA. We will continue to replenish at reduced levels certain non-public personal non-credit card and MasterCard and Visa securities issued to conduits and record the resulting replenishment gains for a period of time in order to manage liquidity. Since our securitized receivables have varying lives, it will take several years for these receivables to pay-off and the related interest-only strip receivables to be reduced to zero. The termination of sale treatment on new collateralized funding activity reduced our reported net income under U.S. GAAP. There is no impact, however, on cash received from operations. Because we believe the market for securities backed by receivables is a reliable, efficient and cost-effective source of funds, we will continue to use secured financings of consumer receivables as a source of our funding and liquidity.

As previously discussed, securitization levels were much lower in the six months ended June 30, 2005 as a result of the use of alternate funding sources, including funding from HSBC subsidiaries, and our decision to structure all new collateralized funding transactions as secured financings beginning in the third quarter of 2004.

Securitizations (excluding replenishments of certificateholder interests) and secured financings are summarized in the following table:



THREE MONTHS ENDED JUNE 30,                                    2005      2004
------------------------------------------------------------------------------
                                                               (IN MILLIONS)
INITIAL SECURITIZATIONS:
Auto finance................................................  $    -    $  300
MasterCard/Visa.............................................       -       500
Private label...............................................       -       190
Personal non-credit card....................................       -         -
                                                              ------    ------
Total.......................................................  $    -    $  990
                                                              ======    ======
SECURED FINANCINGS:
Real estate secured.........................................  $  919    $1,750
Auto finance................................................     998         -
MasterCard/Visa.............................................     500         -
                                                              ------    ------
Total.......................................................  $2.417    $1,750
                                                              ======    ======




SIX MONTHS ENDED JUNE 30,                                      2005      2004
------------------------------------------------------------------------------
                                                               (IN MILLIONS)

INITIAL SECURITIZATIONS:
Auto finance................................................  $    -    $  300
MasterCard/Visa.............................................       -       550
Private label...............................................       -       190
Personal non-credit card....................................       -         -
                                                              ------    ------
Total.......................................................  $    -    $1,040
                                                              ======    ======
SECURED FINANCINGS:
Real estate secured.........................................  $  919    $1,750
Auto finance................................................     998         -
MasterCard/Visa.............................................     500         -
                                                              ------    ------
Total.......................................................  $2,417    $1,750
                                                              ======    ======


                                        47

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

Our securitized receivables totaled $9.0 billion at June 30, 2005 compared to $14.2 billion at December 31, 2004. As of June 30, 2005, secured financings of $5.6 billion are secured by $10.8 billion of real estate secured, auto finance and MasterCard/Visa receivables. Secured financings of $7.3 billion at December 31, 2004 are secured by $10.3 billion of real estate secured and auto finance receivables. At June 30, 2005, securitizations structured as sales represented 7 percent and secured financings represented 5 percent of the funding associated with our managed funding portfolio. At December 31, 2004, securitizations structured as sales represented 12 percent and secured financings represented 6 percent of the funding associated with our managed funding portfolio.

2005 FUNDING STRATEGY As discussed previously, the acquisition by HSBC has improved our access to the capital markets as well as expanded our access to a worldwide pool of potential investors. Our current estimated domestic funding needs and sources for 2005 are summarized in the table that follows:


                                                               ACTUAL      ESTIMATED
                                                              JANUARY 1      JULY 1
                                                               THROUGH      THROUGH      ESTIMATED
                                                              JUNE 30,    DECEMBER 31,   FULL YEAR
                                                                2005          2005         2005
--------------------------------------------------------------------------------------------------
                                                                         (IN BILLIONS)
FUNDING NEEDS:
  Net asset growth..........................................     $ 8        $ 8 - 11     $16 - 19
  Commercial paper, term debt and securitization
     maturities.............................................      18         10 - 15      28 - 33
  Other.....................................................       1           1 - 3        2 - 4
                                                                 ---        --------     --------
  Total funding needs, including growth.....................     $27        $19 - 29     $46 - 56
                                                                 ===        ========     ========
FUNDING SOURCES:
  External funding, including HSBC clients..................     $24        $18 - 26     $42 - 50
  HSBC and HSBC subsidiaries................................       3           1 - 3        4 - 6
                                                                 ---        --------     --------
  Total funding sources.....................................     $27        $19 - 29     $46 - 56
                                                                 ===        ========     ========



RISK MANAGEMENT
--------------------------------------------------------------------------------

CREDIT RISK There have been no significant changes in our approach to credit risk management since December 31, 2004.

At June 30, 2005, we had derivative contracts with a notional value of approximately $62.0 billion, including $58.4 billion outstanding with HSBC affiliates. Most swap agreements, both with unaffiliated and affiliated third parties, require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level. Generally, third-party swap counterparties provide collateral in the form of cash which is recorded in our balance sheet as other assets or derivative related liabilities and totaled $347 million at June 30, 2005. Affiliate swap counterparties generally provide collateral in the form of securities which are not recorded on our balance sheet. At June 30, 2005, the fair value of our agreements with affiliate counterparties was below the level requiring payment of collateral. As such at June, 30, 2005, we were not holding any swap collateral from HSBC affiliates in the form of securities.

LIQUIDITY RISK There have been no significant changes in our approach to liquidity risk since December 31, 2004.

MARKET RISK HSBC has certain limits and benchmarks that serve as guidelines in determining appropriate levels of interest rate risk. One such limit is expressed in terms of the Present Value of a Basis Point ("PVBP"), which reflects the change in value of the balance sheet for a one basis point movement in all interest rates. Our total PVBP limit as of June 30, 2005 was $2 million, which includes risk associated with hedging instruments. Thus, for a one basis point change in interest rates, the policy dictates that the value of

                                        48

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

the balance sheet shall not increase or decrease by more than $2 million. Our PVBP position at both June 30, 2005 and December 31, 2004 was less than $1 million.

While the total PVBP position was not impacted by the loss of hedge accounting for certain derivative financial instruments at the time of our acquisition by HSBC, the portfolio of ineffective hedges remaining at June 30, 2005 represent PVBP risk of ($4.7) million. The interest rate risk remaining for all other assets and liabilities, including effective hedges, results in an offsetting PVBP risk of $5.0 million. Therefore, at June 30, 2005 we had a net PVBP position of less than $1 million, which is within our PVBP limit of $2 million.

We also monitor the impact that a hypothetical increase or decrease in interest rates of 25 basis points applied at the beginning of each quarter over a 12 month period would have on our net interest income. The following table summarizes such estimated impact:


                                                              JUNE 30,   DECEMBER 31,
                                                                2005         2004
-------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Decrease in net interest income following a hypothetical 25
  basis points rise in interest rates applied on a quarterly
  basis over the next 12 months.............................   $ 149        $ 176
Increase in net interest income following a hypothetical 25
  basis points fall in interest rates applied on a quarterly
  basis over the next 12 months.............................   $  88        $ 169


These estimates include both the net interest income impact of the derivative positions we have entered into which are considered to be effective hedges under SFAS 133 and the impact of economic hedges of certain underlying debt instruments which do not qualify for hedge accounting as if they were effective hedges under SFAS 133. These estimates also assume we would not take any corrective actions in response to interest rate movements and, therefore, exceed what most likely would occur if rates were to change by the amount indicated.

Net interest income at risk has changed as a result of the loss of hedge accounting on a portfolio of economic hedges. At June 30, 2005, our net interest income sensitivity to a hypothetical 25 basis point rise in rates applied on a quarterly basis over the next 12 months is a decrease of $139 million as opposed to the amount reported above, and the sensitivity to a hypothetical 25 basis point fall in rates applied on a quarterly basis over the next 12 months is an increase of $78 million as opposed to the amount reported above. At December 31, 2004, our net interest income sensitivity to a hypothetical 25 basis point rise in rates applied on a quarterly basis over the next 12 months is a decrease of $190 million as opposed to the amount reported above, and the sensitivity to a hypothetical 25 basis point fall in rates applied on a quarterly basis over the next 12 months is an increase of $186 million as opposed to the amount reported above. This sensitivity only considers changes in interest rates and does not consider changes from other variables, such as exchange rates that may impact margin. The decrease in exposure to rising interest rates results primarily from the reclassification of the pay fixed/receive floating interest rate swaps, which do not qualify for hedge accounting under SFAS 133. We have reduced our exposure during the second quarter of 2005 by regaining hedge accounting treatment for a significant number of our cash flow hedges as well as terminating other derivative instruments. We continue to evaluate the steps required to regain hedge accounting treatment under SFAS 133 for the remaining cash flow hedges which do not qualify for hedge accounting under SFAS 133 where possible. We will continue to manage our total interest rate risk on a basis consistent with the risk management process employed since the acquisition.

OPERATIONAL RISK There has been no significant change in our approach to operational risk management since December 31, 2004.

                                        49


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES

                                                        THREE MONTHS ENDED           SIX MONTHS ENDED
                                                     -------------------------   -------------------------
                                                      JUNE 30,      JUNE 30,      JUNE 30,      JUNE 30,
                                                        2005          2004          2005          2004
----------------------------------------------------------------------------------------------------------
                                                                   (DOLLARS ARE IN MILLIONS)
RETURN ON AVERAGE ASSETS:
Net income.........................................   $    472      $    433      $  1,098      $    903
                                                      ========      ========      ========      ========
Average assets:
  Owned basis......................................   $134,834      $117,467      $133,394      $118,428
  Serviced with limited recourse...................     10,203        23,568        11,543        24,422
                                                      --------      --------      --------      --------
  Managed basis....................................   $145,037      $141,035      $144,937      $142,850
                                                      ========      ========      ========      ========
Return on average owned assets.....................       1.40%         1.47%         1.65%         1.52%
Return on average managed assets...................       1.30          1.23          1.52          1.26
RETURN ON AVERAGE COMMON SHAREHOLDER'S EQUITY:
Net income.........................................   $    472      $    433      $  1,098      $    903
Dividends on preferred stock.......................        (19)          (18)          (37)          (36)
                                                      --------      --------      --------      --------
Net income available to common shareholders........   $    453      $    415      $  1,061      $    867
                                                      ========      ========      ========      ========
Average common shareholder's equity................   $ 16,671      $ 17,160      $ 16,421      $ 16,903
Return on average common shareholder's equity......      10.87%         9.67%        12.92%        10.26%
NET INTEREST INCOME:
Net interest income:
  Owned basis......................................   $  2,035      $  1,930      $  3,923      $  3,750
  Serviced with limited recourse...................        249           652           581         1,406
                                                      --------      --------      --------      --------
  Managed basis....................................   $  2,284      $  2,582      $  4,504      $  5,156
                                                      ========      ========      ========      ========
Average interest-earning assets:
  Owned basis......................................   $119,523      $101,238      $116,254      $100,457
  Serviced with limited recourse...................     10,203        23,568        11,543        24,422
                                                      --------      --------      --------      --------
  Managed basis....................................   $129,726      $124,806      $127,797      $124,879
                                                      ========      ========      ========      ========
Owned basis net interest margin....................       6.81%         7.63%         6.75%         7.47%
Managed basis net interest margin..................       7.04          8.28          7.05          8.26
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income................................   $  2,284      $  2,582      $  4,504      $  5,156
Other revenues, excluding securitization revenue
  and derivative income............................      1,068           860         2,276         1,879
Less: Net charge-offs..............................     (1,028)       (1,367)       (2,146)       (2,809)
                                                      --------      --------      --------      --------
Risk adjusted revenue..............................   $  2,324      $  2,075      $  4,634      $  4,226
                                                      ========      ========      ========      ========
Average interest-earning assets....................   $129,726      $124,806      $127,797      $124,879
Managed basis risk adjusted revenue................       7.17%         6.65%         7.25%         6.77%


                                        50

                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES


                                                     THREE MONTHS ENDED                  SIX MONTHS ENDED
                                          ----------------------------------------   -------------------------
                                           JUNE 30,      MARCH 31,      JUNE 30,      JUNE 30,      JUNE 30,
                                             2005           2005          2004          2005          2004
--------------------------------------------------------------------------------------------------------------
                                                               (DOLLARS ARE IN MILLIONS)
CONSUMER NET CHARGE-OFF RATIO:
Consumer net charge-offs:
  Owned basis...........................   $    844       $    856      $    966      $  1,700      $  1,936
  Serviced with limited recourse........        184            255           401           439           873
                                           --------       --------      --------      --------      --------
  Managed basis.........................   $  1,028       $  1,111      $  1,367      $  2,139      $  2,809
                                           ========       ========      ========      ========      ========
Average consumer receivables:
  Owned basis...........................   $115,354       $108,928      $ 96,189      $112,141      $ 94,581
  Serviced with limited recourse........     10,203         12,884        23,568        11,543        24,422
                                           --------       --------      --------      --------      --------
  Managed basis.........................   $125,557       $121,812      $119,757      $123,684      $119,003
                                           ========       ========      ========      ========      ========
Owned basis consumer net charge-off
  ratio.................................       2.93%          3.15%         4.02%         3.03%         4.09%
Managed basis consumer net charge-off
  ratio.................................       3.28           3.65          4.57          3.46          4.72
                                           ========       ========      ========      ========      ========
RESERVES AS A PERCENT OF NET CHARGE-OFFS
Loss reserves:
  Owned basis...........................   $  3,756       $  3,581      $  3,795      $  3,756      $  3,795
  Serviced with limited recourse........        525            661         1,904           525         1,904
                                           --------       --------      --------      --------      --------
  Managed basis.........................   $  4,281       $  4,242      $  5,699      $  4,281      $  5,699
                                           ========       ========      ========      ========      ========
Net charge-offs:
  Owned basis...........................   $    844       $    863      $    966      $  1,707      $  1,936
  Serviced with limited recourse........        184            255           401           439           873
                                           --------       --------      --------      --------      --------
  Managed basis.........................   $  1,028       $  1,118      $  1,367      $  2,146      $  2,809
                                           ========       ========      ========      ========      ========
Owned basis reserves as a percent of net
  charge-offs...........................      111.3%         103.7%         98.2%        110.0%         98.0%
Managed basis reserves as a percent of
  net charge-offs.......................      104.1           94.9         104.2          99.7         101.4
EFFICIENCY RATIO:
Total costs and expenses less
  policyholders' benefits...............   $  1,326       $  1,420      $  1,228      $  2,746      $  2,525
                                           ========       ========      ========      ========      ========
Net interest income and other revenues
  less policyholders' benefits:
  Owned basis...........................   $  3,043       $  3,228      $  2,889      $  6,271      $  5,819
  Serviced with limited recourse........         52             30           148            82           401
                                           --------       --------      --------      --------      --------
  Managed basis.........................   $  3,095       $  3,258      $  3,037      $  6,353      $  6,220
                                           ========       ========      ========      ========      ========
Owned basis efficiency ratio............      43.58%         43.99%        42.51%        43.79%        43.39%
Managed basis efficiency ratio..........      42.84          43.59         40.43         43.22         40.59


                                        51


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES


                                                               JUNE 30,      MARCH 31,      JUNE 30,
                                                                 2005           2005          2004
------------------------------------------------------------------------------------------------------
                                                                     (DOLLARS ARE IN MILLIONS)
TWO-MONTHS-AND-OVER-CONTRACTUAL DELINQUENCY:
Consumer two-months-and-over-contractual delinquency:
  Owned basis...............................................   $  4,419       $  4,229      $  4,534
  Serviced with limited recourse............................        484            626         1,194
                                                               --------       --------      --------
  Managed basis.............................................   $  4,903       $  4,855      $  5,728
                                                               ========       ========      ========
Consumer receivables:
  Owned basis...............................................   $118,532       $111,911      $ 99,115
  Serviced with limited recourse............................      8,980         11,486        22,836
                                                               --------       --------      --------
  Managed basis.............................................   $127,512       $123,397      $121,951
                                                               ========       ========      ========
Consumer two-months-and-over-contractual delinquency:
  Owned basis...............................................       3.73%          3.78%         4.57%
  Managed basis.............................................       3.85           3.93          4.70
RESERVES AS A PERCENT OF RECEIVABLES:
Loss reserves:
  Owned basis...............................................   $  3,756       $  3,581      $  3,795
  Serviced with limited recourse............................        525            661         1,904
                                                               --------       --------      --------
  Managed basis.............................................   $  4,281       $  4,242      $  5,699
                                                               ========       ========      ========
Receivables:
  Owned basis...............................................   $118,761       $112,161      $ 99,432
  Serviced with limited recourse............................      8,980         11,486        22,836
                                                               --------       --------      --------
  Managed basis.............................................   $127,741       $123,647      $122,268
                                                               ========       ========      ========
Reserves as a percent of receivables:
  Owned basis...............................................       3.16%          3.19%         3.82%
  Managed basis.............................................       3.35           3.43          4.66
RESERVES AS A PERCENT OF NONPERFORMING LOANS:
Loss reserves:
  Owned basis...............................................   $  3,756       $  3,581      $  3,795
  Serviced with limited recourse............................        525            661         1,904
                                                               --------       --------      --------
  Managed basis.............................................   $  4,281       $  4,242      $  5,699
                                                               ========       ========      ========
Nonperforming loans:
  Owned basis...............................................   $  3,491       $  3,456      $  3,684
  Serviced with limited recourse............................        395            511           958
                                                               --------       --------      --------
  Managed basis.............................................   $  3,886       $  3,967      $  4,642
                                                               ========       ========      ========
Reserves as a percent of nonperforming loans:
  Owned basis...............................................      107.6%         103.6%        103.0%
  Managed basis.............................................      110.2          106.9         122.8


                                        52


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES



                                                               JUNE 30,      DECEMBER 31,
                                                                 2005            2004
-------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)
TANGIBLE COMMON EQUITY:
Common shareholder's equity.................................   $ 16,814        $ 15,841
Exclude:
  Unrealized (gains) losses on cash flow hedging
     instruments............................................       (163)           (119)
  Minimum pension liability.................................          4               4
  Unrealized gains on investments and interest-only strip
     receivables............................................        (69)            (53)
  Intangible assets.........................................     (2,491)         (2,705)
  Goodwill..................................................     (6,799)         (6,856)
                                                               --------        --------
Tangible common equity......................................      7,296           6,112
Purchase accounting adjustments.............................      1,706           2,227
                                                               --------        --------
Tangible common equity, excluding purchase accounting
  adjustments...............................................   $  9,002        $  8,339
                                                               ========        ========
TANGIBLE SHAREHOLDERS' EQUITY:
Tangible common equity......................................   $  7,296        $  6,112
Preferred stock.............................................      1,675           1,100
Mandatorily redeemable preferred securities of Household
  Capital Trusts............................................        704             994
Adjustable Conversion-Rate Equity Security Units............        535             530
                                                               --------        --------
Tangible shareholder's equity...............................     10,210           8,736
Purchase accounting adjustments.............................      1,698           2,208
                                                               --------        --------
Tangible shareholders' equity, excluding purchase accounting
  adjustments...............................................   $ 11,908        $ 10,944
                                                               ========        ========
TANGIBLE SHAREHOLDERS' EQUITY PLUS OWNED LOSS RESERVES:
Tangible shareholders' equity...............................   $ 10,210        $  8,736
Owned loss reserves.........................................      3,756           3,625
                                                               --------        --------
Tangible shareholders' equity plus owned loss reserves......     13,966          12,361
Purchase accounting adjustments.............................      1,698           2,208
                                                               --------        --------
Tangible shareholders' equity plus owned loss reserves,
  excluding purchase accounting adjustments.................   $ 15,664        $ 14,569
                                                               ========        ========
TANGIBLE MANAGED ASSETS:
Owned assets................................................   $137,743        $130,190
Receivables serviced with limited recourse..................      8,980          14,225
                                                               --------        --------
Managed assets..............................................    146,723         144,415
Exclude:
  Intangible assets.........................................     (2,491)         (2,705)
  Goodwill..................................................     (6,799)         (6,856)
  Derivative financial assets...............................     (1,698)         (4,049)
                                                               --------        --------
Tangible managed assets.....................................    135,735         130,805
Purchase accounting adjustments.............................       (131)           (202)
                                                               --------        --------
Tangible managed assets, excluding purchase accounting
  adjustments...............................................   $135,604        $130,603
                                                               ========        ========
EQUITY RATIOS:
Common and preferred equity to owned assets.................      13.42%          13.01%
Tangible common equity to tangible managed assets...........       5.38            4.67
Tangible shareholders' equity to tangible managed assets
  ("TETMA").................................................       7.52            6.68
Tangible shareholders' equity plus owned loss reserves to
  tangible managed assets ("TETMA + Owned Reserves")........      10.29            9.45
Excluding purchase accounting adjustments: Tangible common
  equity to tangible managed assets.........................       6.64            6.38
  TETMA.....................................................       8.78            8.38
  TETMA + Owned Reserves....................................      11.55           11.16
                                                               ========        ========


                                        53


ITEM 4. CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

DISCLOSURE CONTROLS We conducted an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by HSBC Finance Corporation in the reports we file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported on a timely basis. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report so as to alert them in a timely fashion to material information required to be disclosed in reports we file under the Exchange Act.

INTERNAL CONTROLS There have not been any changes in our internal control over financial reporting during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

GENERAL

We are parties to various legal proceedings resulting from ordinary business activities relating to our current and/or former operations. Certain of these actions are or purport to be class actions seeking damages in very large amounts. These actions assert violations of laws and/or unfair treatment of consumers. Due to the uncertainties in litigation and other factors, we cannot be certain that we will ultimately prevail in each instance. We believe that our defenses to these actions have merit and any adverse decision should not materially affect our consolidated financial condition.

CONSUMER LENDING LITIGATION

During the past several years, the press has widely reported certain industry related concerns that may impact us. Some of these involve the amount of litigation instituted against finance and insurance companies operating in certain states and the large awards obtained from juries in those states. Like other companies in this industry, some of our subsidiaries are involved in a number of lawsuits pending against them in these states. The cases, in particular, generally allege inadequate disclosure or misrepresentation of financing terms. In some suits, other parties are also named as defendants. Unspecified compensatory and punitive damages are sought. Several of these suits purport to be class actions or have multiple plaintiffs. The judicial climate in these states is such that the outcome of all of these cases is unpredictable. Although our subsidiaries believe they have substantive legal defenses to these claims and are prepared to defend each case vigorously, a number of such cases have been settled or otherwise resolved for amounts that in the aggregate are not material to our operations. Appropriate insurance carriers have been notified of each claim, and a number of reservations of rights letters have been received. Certain of the financing of merchandise claims have been partially covered by insurance.

In a case decided on March 31, 2004 and published on May 13, the Appellate Court of Illinois, First District (Cook County), ruled in U.S. Bank National Association v. Clark, et al., that certain lenders (which did not include any subsidiaries of HSBC Finance Corporation) violated the Illinois Interest Act by imposing points and finance charge fees in excess of 3% of the principal amount on loans with an interest rate in excess of 8%. The Appellate Court held for the first time that when the Illinois legislature made amendments to the late fee provisions of the Interest Act in 1992, Illinois opted out of the Federal Depository Institutions Deregulation and Monetary Control Act of 1980 ("DIDMCA") and, in "certain instances," the Federal Alternative Mortgage Transaction Parity Act of 1982 ("AMTPA"). DIDMCA and AMTPA each contain provisions that preempt certain state laws unless state legislatures took affirmative action to "opt-out" of the federal preemptions within specified time frames. The Court found that as a result of 1992 legislative action, the State's 3% restriction on points and finance charge fees are now enforceable in Illinois. The Appellate Court's

                                        54


ruling reversed the trial court's decision, which had relied on previous opinions of the Illinois Attorney General, the Illinois Office of Banks and Real Estate, and other courts. Should the decision stand and be applied retroactively throughout Illinois, lenders would be required to make refunds to customers who had a closed-end real estate secured first mortgage loan of double the interest paid or contracted for, whichever is greater. The plaintiffs in the Clark case filed a notice of appeal with the Illinois Supreme Court which the court accepted. Briefing in the Illinois Supreme Court is underway. We reported previously that three cases and one counterclaim were filed against subsidiaries of HSBC Finance Corporation based upon the Clark decision: Wilkes v. Household Finance Corporation III, et al., Circuit Court of Cook County, Illinois, Chancery Division, filed on June 18, 2004 (purported class action); Aslam v. Accredited Home Lenders, Inc., et al., Circuit Court of Cook County, Illinois, Chancery Division, filed on June 11, 2004 (purported class action); MERS Inc. as nominee for HFC v. Gloss, Circuit Court of DuPage County, Illinois (filed as a foreclosure counterclaim in September, 2004); and Morris, et al. v. Household Mortgage Services, Inc., U.S. District Court for the Northern District of Illinois, filed on June 22, 2004. These matters have all been settled for immaterial amounts and have been dismissed.

CREDIT CARD LITIGATION

On November 15, 2004, a matter entitled American Express Travel Related Services Company, Inc. v. Visa U.S.A. Inc., et al. was filed in the U.S. District Court for the Southern District of New York. This case alleges that HSBC Finance Corporation, Household Bank (SB), N.A. and others violated Sections 1 and 2 of the Sherman Act by conspiring to monopolize and unreasonably restrain trade by allegedly implementing and enforcing an agreement requiring any United States bank that issues Visa or MasterCard general cards to refuse to issue such cards from competitors, such as American Express and Discover. Plaintiff seeks a declaration that defendants in this action (including Visa, MasterCard and other banks belonging to those associations), have violated the antitrust laws, and requests an injunction restraining the defendants, their directors, officers, employees, agents, successors, owners and members from "continuing or maintaining in any manner, directly or indirectly, the rules, policies, and agreements at issue," and seeks "full compensation for damages it has sustained, from each Defendant, jointly, severally," for each of plaintiff's claims, in an amount "to be trebled according to law, plus interest, attorneys' fees and costs of suit". On February 18, 2005, the Defendants filed a motion to dismiss the complaint for failure to state a cause of action. At this time, we are unable to quantify the potential impact from this action, if any.

On June 22, 2005, a matter entitled Photos Etc. Corporation, et al. v. VISA U.S.A. Inc., et al. was filed in the U.S. District Court for the District of Connecticut as case number 305CV1007. This purported class action named as defendants VISA, MasterCard and a number of alleged members of those associations, including HSBC Finance Corporation and two of its affiliates. The case seeks certification of a class of retail merchants that operate commercial businesses throughout the United States and alleges the defendants engage in an anti-competitive conspiracy to fix the level of "interchange fees" charged by the associations. At this time, we are unable to quantify the potential impact from this action, if any.

SECURITIES LITIGATION

In August 2002, we restated previously reported consolidated financial statements. The restatement related to certain MasterCard and Visa co-branding and affinity credit card relationships and a third party marketing agreement, which were entered into between 1992 and 1999. All were part of our Credit Card Services segment. In consultation with our prior auditors, Arthur Andersen LLP, we treated payments made in connection with these agreements as prepaid assets and amortized them in accordance with the underlying economics of the agreements. Our current auditor, KPMG LLP, advised us that, in its view, these payments should have either been charged against earnings at the time they were made or amortized over a shorter period of time. The restatement resulted in a $155.8 million, after-tax, retroactive reduction to retained earnings at December 31, 1998. As a result of the restatement, and other corporate events, including, e.g., the 2002 settlement with 50 states and the District of Columbia relating to real estate lending practices, HSBC Finance Corporation, and its directors, certain officers and former auditors, have been involved in various legal proceedings, some of which purport to be class actions. A number of these actions allege violations of federal

                                        55


securities laws, were filed between August and October 2002, and seek to recover damages in respect of allegedly false and misleading statements about our common stock. These legal actions have been consolidated into a single purported class action, Jaffe v. Household International, Inc., et al., No. 02 C 5893 (N.D. Ill., filed August 19, 2002), and a consolidated and amended complaint was filed on March 7, 2003. On December 3, 2004, the court signed the parties' stipulation to certify a class with respect to the claims brought under sec.10 and sec.20 of the Securities Exchange Act of 1934. The parties stipulated that plaintiffs will not seek to certify a class with respect to the claims brought under sec.11 and sec.15 of the Securities Act of 1933 in this action or otherwise.

The amended complaint purports to assert claims under the federal securities laws, on behalf of all persons who purchased or otherwise acquired our securities between October 23, 1997 and October 11, 2002, arising out of alleged false and misleading statements in connection with our sales and lending practices, the 2002 state settlement agreement referred to above, the restatement and the HSBC merger. The amended complaint, which also names as defendants Arthur Andersen LLP, Goldman, Sachs & Co., and Merrill Lynch, Pierce, Fenner & Smith, Inc., fails to specify the amount of damages sought. In May 2003, we, and other defendants, filed a motion to dismiss the complaint. On March 19, 2004, the Court granted in part, and denied in part the defendants' motion to dismiss the complaint. The Court dismissed all claims against Merrill Lynch, Pierce, Fenner & Smith, Inc. and Goldman Sachs & Co. The Court also dismissed certain claims alleging strict liability for alleged misrepresentation of material facts based on statute of limitations grounds. The claims that remain against some or all of the defendants essentially allege the defendants knowingly made a false statement of a material fact in conjunction with the purchase or sale of securities, that the plaintiffs justifiably relied on such statement, the false statement(s) caused the plaintiffs' damages, and that some or all of the defendants should be liable for those alleged statements. The Court has ordered that all factual discovery must be completed by January 13, 2006 and expert witness discovery must be completed by July 24, 2006.

On June 27, 2003, a case entitled, West Virginia Laborers Pension Trust Fund v. Caspersen, et al., was filed in the Chancery Division of the Circuit Court of Cook County, Illinois as case number 03CH10808. This purported class action named as defendants the directors of Beneficial Corporation at the time of the 1998 merger of Beneficial Corporation into a subsidiary of HSBC Finance Corporation, and claimed that those directors' due diligence of HSBC Finance Corporation at the time they considered the merger was inadequate. The Complaint claimed that as a result of some of the securities law and other violations alleged in the Jaffe case, HSBC Finance Corporation common shares lost value. Pursuant to the merger agreement with Beneficial Corporation, we assumed the defense of this litigation. In September of 2003, the defendants filed a motion to dismiss which was granted on June 15, 2004 based upon a lack of personal jurisdiction over the defendants. The plaintiffs appealed that decision. On May 11, 2005, the appellate court affirmed the trial court's ruling. The time for any further appeals has expired. In addition, on June 30, 2004, a case entitled, Employer-Teamsters Local Nos. 175 & 505 Pension Trust Fund v. Caspersen, et al., was filed in the Superior Court of New Jersey, Law Division, Somerset County as Case Number L9479-04. Other than the change in plaintiff, the suit is substantially identical to the foregoing West Virginia Laborer's Pension Trust Fund case, and is brought by the same principal law firm that brought that suit. The defendants' motion to dismiss was granted on February 10, 2005 and the plaintiffs have appealed that ruling.

With respect to these securities litigation matters, we believe that we have not, and our officers and directors have not, committed any wrongdoing and in each instance there will be no finding of improper activities that may result in a material liability to us or any of our officers or directors.

ITEM 5. OTHER INFORMATION
--------------------------------------------------------------------------------

As approved by the Audit Committee of the Board of Directors, we have engaged KPMG to perform certain non-audit services during the year. Those services include language translation services relating to debt offerings of subsidiaries, preparation of SAS 70 reports relating to services performed for contractual counterparties and certain tax services including account analysis, advice regarding certain transactions and preparation of returns for securitization trusts.

                                        56


ITEM 6. EXHIBITS
--------------------------------------------------------------------------------

Exhibits included in this Report:



    12 Statement of Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends.
    31 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
    32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    99.1       Debt and Preferred Stock Securities Ratings.


                                        57


SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          /s/ Simon C. Penney
                                          --------------------------------------
                                          Simon C. Penney
                                          Senior Executive Vice President and
                                          Chief Financial Officer

Date: August 1, 2005

                                        58


EXHIBIT INDEX
--------------------------------------------------------------------------------



      12 Statement of Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends.

      31 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.1         Debt and Preferred Stock Securities Ratings.


                                                                      EXHIBIT 12

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS



                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2005      2004
-------------------------------------------------------------------------------
                                                               (DOLLARS ARE IN
                                                                  MILLIONS)
Net income..................................................  $1,098    $  903
Income tax expense..........................................     555       466
                                                              ------    ------
Income before income tax expense............................   1,653     1,369
                                                              ------    ------
Fixed charges:
  Interest expense..........................................   2,166     1,415
  Interest portion of rentals(1)............................      30        27
                                                              ------    ------
Total fixed charges.........................................   2,196     1,442
                                                              ------    ------
Total earnings as defined...................................  $3,849    $2,811
                                                              ======    ======
Ratio of earnings to fixed charges..........................    1.75      1.95
Preferred stock dividends(2)................................      55        54
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................    1.71      1.88


---------------

(1) Represents one-third of rentals, which approximates the portion representing interest.

(2) Preferred stock dividends are grossed up to their pretax equivalents.


                                                                      EXHIBIT 31

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
           PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Siddharth N. Mehta, Chairman and Chief Executive Officer of HSBC Finance Corporation, certify that:

          1. I have reviewed this report on Form 10-Q of HSBC Finance
     Corporation;

          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

          4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

               a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

          5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

               a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 1, 2005

                                          /s/ SIDDHARTH N. MEHTA
                                          --------------------------------------
                                          Siddharth N. Mehta
                                          Chairman and Chief Executive Officer


                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Simon C. Penney, Senior Executive Vice President and Chief Financial Officer of HSBC Finance Corporation, certify that:

          1. I have reviewed this report on Form 10-Q of HSBC Finance
     Corporation;

          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

          4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

             a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

             b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

             c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

          5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

             a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

             b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 1, 2005

                                          /s/ SIMON C. PENNEY
                                          --------------------------------------
                                          Simon C. Penney
                                          Senior Executive Vice President and
                                          Chief Financial Officer


                                                                      EXHIBIT 32

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of HSBC Finance Corporation on Form 10-Q for the period ending June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Siddharth N. Mehta, Chairman and Chief Executive Officer of HSBC Finance Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                          /s/ SIDDHARTH N. MEHTA
                                          --------------------------------------
                                          Siddharth N. Mehta
                                          Chairman and Chief Executive Officer
                                          August 1, 2005

    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of HSBC Finance Corporation on Form 10-Q for the period ending June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simon C. Penney, Senior Executive Vice President and Chief Financial Officer of HSBC Finance Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                          /s/ SIMON C. PENNEY
                                          --------------------------------------
                                          Simon C. Penney
                                          Senior Executive Vice President and
                                          Chief Financial Officer
                                          August 1, 2005

This certification accompanies each Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

Signed originals of these written statements required by Section 906 of the Sarbanes-Oxley Act of 2002 have been provided to HSBC Finance Corporation and will be retained by HSBC Finance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.


                                                                    EXHIBIT 99.1

                  DEBT AND PREFERRED STOCK SECURITIES RATINGS


                                                              STANDARD &     MOODY'S
                                                                POOR'S      INVESTORS
                                                              CORPORATION    SERVICE    FITCH, INC.
---------------------------------------------------------------------------------------------------
AT JUNE 30, 2005
HSBC Finance Corporation
  Senior debt...............................................        A           A1          AA-
  Senior subordinated debt..................................       A-           A2           A+
  Commercial Paper..........................................      A-1          P-1         F-1+
  Series B preferred stock..................................     BBB+           A3           A+
HFC Bank Limited
  Senior debt...............................................        A           A1          AA-
  Commercial paper..........................................      A-1          P-1         F-1+
HSBC Bank Nevada, National Association
  Senior debt...............................................        A           A1          AA-





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  1 August 2005